

FEET ON THE GROUND

EYES ON THE HORIZON

Deere & Company
Annual Report 2013



JOHN DEERE

FEET ON THE GROUND

Net Sales and Revenues (MM)



$32,013
$36,157
$37,795
2011
2012
2013

Net sales and revenues grew 5% in 2013, helped by higher sales of agricultural equipment and increased financial-services revenues.

Net Income (MM)



$2,800
$3,065
$3,537
2011
2012
2013

Net income jumped 15%, to a new high. It was Deere's third consecutive year of record earnings. On a per-share basis, earnings were up 19%, benefiting from fewer shares outstanding.*

* Net income attributable to Deere & Company.

SVA (MM)



$2,527
$2,776
$3,390
2011
2012
2013

Strong profits, plus the disciplined use of assets and the skillful execution of business plans, propelled SVA, or Shareholder Value Added, to a new high in 2013. SVA represents operating profit less an implied charge for capital.*

* Non-GAAP financial measure. See page 14 for details.

Dividends Declared (U.S. dollars per share)



$1.52
$1.79
$1.99
2011
2012
2013

In 2013, Deere boosted its quarterly dividend rate by 11%. It was the 11th dividend increase since 2004. Over this time, the company returned about 60% of the equipment operations' cash flow to investors through dividends and share repurchases net of issuances.

About the Cover

"Feet on the Ground, Eyes on the Horizon" describes our approach to doing business. Feet on the ground means maintaining focus on operational excellence and delivering quality products and services for customers like Helmut Seitz (pictured) of Guarapuava, Paraná, Brazil. Eyes on the horizon refers to expanding our market presence and pursuing attractive growth opportunities around the world.

EYES ON THE HORIZON

More than 9 Billion:

Estimated worldwide population by 2050
70% living in cities

Experts project that the world's expanding and increasingly urban population will enjoy higher living standards and diets with more grain-intensive foods such as meat. In response, Deere will be called on to offer products and services that help meet the demand for vastly more food, fuel, shelter and infrastructure in the years ahead.


70%
2010
2050

Capital Expenditures + Research & Development (in billions)


$2.3
$2.8
$2.6
R&D Spending
$1.2
$1.4
$1.5
Capital Expenditures
$1.1
$1.4
$1.1
2011
2012
2013

Keeping our "eyes on the horizon," carrying out our ambitious growth plans, requires an extensive investment in new products and capacity. Seven new factories in markets key to our growth were completed in 2013.

Target: $50 Billion in Mid-Cycle Sales

In 2010, Deere set an ambitious goal: to reach $50 billion in sales (at mid-cycle volumes) by 2018 while improving profitability. Net sales have increased nearly 50% since the baseline year.


$50 B
Net Sales (actual)
Sales Goal at Mid-cycle
2010
2011
2012
2013
2018


DEERE
DEERE

Customers appreciate the fast hydraulic flow of the productive 532-horsepower 870G LC excavator. It saves them fuel, time and money, making it a perfect choice for excavating and truck-loading operations.

Deere Achieves Record Results as Drive to Expand Global Customer Base Moves Ahead

In 2013, John Deere had its best year yet. We delivered record income for the third successive year and the eighth time in the last 10 years. The company also generated its highest-ever operating return on operating assets* (OROA), a reflection of the solid execution of our business plans.

At the same time, we expanded our worldwide footprint and continued an aggressive launch of advanced new products. Our commitment to being a good corporate citizen and employer led to higher levels of volunteerism and engagement.

For the fiscal year, Deere reported income of $3.54 billion on net sales and revenues of $37.8 billion. Income was up 15 percent on a 5 percent increase in sales and revenues. Earnings per share rose fully 19 percent, reflecting the benefit of fewer shares outstanding due to continued share repurchases.

The year's results produced healthy levels of economic profit, or Shareholder Valued Added* (SVA), which reached $3.39 billion. SVA – operating profit less an implied capital charge – is the primary measure used in managing the company and making investment decisions.

Operating cash flow totaled $3.25 billion for the year. These dollars funded important geographic expansions and delivered value directly to investors as dividends and share repurchases.

Dividend payments and buybacks totaled $2.28 billion for the year. Since 2004, the company has increased the quarterly dividend rate on 11 occasions and repurchased about 180 million shares of stock. In a vote of confidence in the company's future, Deere's board of directors earlier this month authorized additional share repurchases of up to $8 billion.

** OROA and SVA are non-GAAP financial measures. See page 14 for details.*



A 295-horsepower Final-Tier-4 engine powers the 8295R tractor, one of nine 8R Series models introduced in 2013. Late in the year, Deere announced that manufacturing capacity for the flagship tractors will be added in Brazil, addressing the needs of customers there.

Our recent success has allowed Deere to make global investments at unprecedented rates while keeping its balance sheet strong. At year-end, Deere carried some $5 billion of cash and securities, with relatively low debt. Our financial-services operation remained conservatively capitalized as well.

A&T SETTING PACE

Our performance was led by the Agriculture & Turf division (A&T), which had another banner year. Deere's largest division brought advanced new products to market, broadened its customer base, and reinforced its preeminent position in key markets. A&T results were aided by positive farm conditions and higher sales of large equipment, particularly in North and South America.

In other businesses, Construction & Forestry (C&F) remained profitable in spite of a slowdown in demand for construction machinery. As it showed in 2013, the division has been adept at managing costs and establishing a more flexible cost structure. This has allowed C&F to contribute to the company's overall results while expanding its product line and making investments to serve a more global group of customers. Of significance, new factories were opened in China and Brazil, both markets expected to play a central role in the division's growth ambitions.

Deere's financial-services organization delivered record income while providing convenient and competitive financing to our equipment customers. Income climbed to $565 million as the loan and lease portfolio grew by almost $5 billion. Credit quality – a hallmark of our financial-services operation – remained exceptionally strong. The provision for loss equaled just over a dollar for each $3,300 of portfolio value.

POWERFUL TRENDS DRIVING PLANS

Providing strong support to Deere's growth plans are the powerful tailwinds of a growing, increasingly urban population and rising living standards. As a result of these trends, which are most pronounced in developing parts of the world, agricultural output will need to double by mid-century. At the same time, massive urbanization will trigger an urgent need for more roads, bridges and buildings.



2013 brought advancements in precision agriculture to help customers manage and make better use of data. New wireless data transmission, for example, links equipment to the farm's management system and trusted advisors through the MyJohnDeere platform.

To capitalize on this promising situation, Deere has been pursuing a far-reaching operating strategy that made further strides in 2013. Its aim is to expand our global market presence in a major way and achieve further improvements in profitability and asset management.

The strategy's essence is captured in the phrase, "Feet on the Ground, Eyes on the Horizon." This means maintaining a laser-like focus on operating excellence and customer service while simultaneously looking to the future and making the necessary investments to expand our customer base throughout the world.

Deere's record of solid execution shows how effectively we're keeping our feet on the ground. In 2013, we successfully introduced dozens of advanced products while completing crucial parts of an extensive engine-development program. Also, our factories did a good job of keeping pace with demand, a fact that helped the company control inventories and post high levels of asset profitability. OROA for the year hit a new record of 31.8 percent.

We're also keeping our eyes trained on the horizon. Over the last three years, Deere has announced plans for seven new factories in markets key to our future growth. I'm pleased to say all reached completion in 2013 and will be ready for higher production in 2014. Three facilities are in China, for construction equipment, engines and large farm machinery; while two are in Brazil, one with joint-venture partner Hitachi, for construction equipment. Of the remaining new factories, one is located in India, for the manufacture of farm tractors and the other is in Russia, for seeding and tillage equipment. Also during the year, expansions were announced for cab production in Germany and large tractors in Brazil.

We are making continued investments in our U.S. manufacturing base as well. Of the dozen or so major factory projects underway in the company today, more than half are located in the U.S., including expansions that got started in 2013 at our seeding operations in Moline and Valley City, N.D. Essentially all of our major U.S. factories have undergone extensive modernization and expansion in recent years.

In other developments, we announced the sale of a controlling interest in our landscapes operation and purchased a maker of ultrawide planters. By narrowing our focus and expanding our capabilities, these moves are aimed squarely at our goals for increased growth and profitability.

DEALERS CONTRIBUTING TO SUCCESS

John Deere's success is closely tied to the strength of our dealership network. Further progress was made in 2013 ensuring we have a best-in-class distribution and aftermarket support system around the globe.

C&F, for example, opened new dealership locations in Brazil and China and continued efforts to increase the financial stability of dealers in the U.S. In Europe, A&T is continuing aggressive moves to help dealers increase their profitability and service capabilities through improved operational efficiency. In the CIS (Commonwealth of Independent States), the number of dealer locations has climbed by more than 50 percent in the past three years.

To help customers get the most value from their John Deere equipment, we opened new parts-distribution centers in South Africa and Argentina. In addition, plans were announced to expand our parts operations in Brazil and India, in line with growth in our businesses.

The company augmented its financing capabilities by adding cooperative bank relationships in seven African nations where sales growth is expected. Deere now has a retail-financing presence in over 40 countries representing more than 90 percent of our sales.

Dozens of available attachments (HH40 hydraulic breaker shown here) help tailor the new midsized 318E skid steer loader to a variety of jobs, including ag material handling, construction, demolition and landscaping work. It's also a good fit for rental operations.


DEERE
HH40

Because of these investments – which give our growth plans a powerful boost – Deere now enjoys highly efficient manufacturing capacity in all our significant markets, plus the means to finance, distribute and service the products being built there.

MAJOR YEAR FOR NEW PRODUCTS

In 2013, John Deere continued with a record introduction of products featuring improvements in power, comfort and performance. Highlighting new agricultural equipment were nine advanced, more powerful members of our flagship row-crop tractor family and a pair of highly productive self-propelled sprayers.

The company marked its 50th year in the lawn-care equipment business with the introduction of a series of premium lawn tractors and an innovative flex-fuel commercial mower. Also making its debut was Deere's first hybrid-electric model of construction equipment.

Many new products feature John Deere engine technology that reduces emissions while meeting customer requirements for power, reliability, and fuel and fluid efficiency. In one of the year's major accomplishments, Deere completed certification of its larger engines to meet the more-stringent U.S. and European emissions standards that begin taking effect in 2014. This milestone is part of a sweeping multi-year program that has resulted in the redesign of virtually all John Deere engines and seen emissions levels reduced by over 99 percent since 1996.

INNOVATING TO DIFFERENTIATE

John Deere's success rests in no small part on our ability to differentiate our products and services through market-leading

ZTrak 900 Series zero-turn mowers offer mowing businesses a choice: a price-fighter series, a mid-spec series and an ultra-productive series. The Z925, shown, features an innovative engine that saves customers up to 25% in fuel costs.





Sprayer customers wanted more speed, comfort and control. The R4030 self-propelled sprayer brings a new design and suspension that help take field speeds up to 20 mph and road speeds to 30 mph.

innovation. The company's advanced products and technology earned further honors in 2013 and brought additional value to our customers.

Deere was named one of the world's top 100 innovators by a leading business-media group based on our patents and proprietary technology. In addition, lines of advanced products and features – from tractors, balers and hitches to high-performance transmissions – were awarded medals and other recognitions at major shows in Germany, Italy and Russia. Our new Chinese-made combine took honors at Asia's largest farm machinery exposition. At an international construction and mining equipment show, a Deere backhoe and articulated dump truck were named best products in their categories.

Our FarmSight strategy moved ahead, resulting in new capabilities that help customers optimize equipment maintenance and make more-informed agronomic decisions. New, high-capacity wireless data linkage keeps operators, farmers and dealers connected, enabling them to share vital data. Dealers can even diagnose maintenance or operating issues from miles away, keeping farmers up and running.

In our eyes, innovation is a "multiplier." To that end, Deere's ability to translate innovations into profitable solutions will help us win customers and achieve our growth aims. But of no less importance, it also will help us attract high-caliber, committed employees and achieve our goals for developing extraordinary global talent.

BUILDING ON A PROUD RECORD OF CITIZENSHIP

In 2013, the company and its foundation took meaningful steps in support of sustainable solutions for world hunger, improved educational opportunities, and the development of economically vibrant communities. These make up the three main focus areas of our corporate citizenship efforts.

An aggressive commitment to employee volunteerism lies at the heart of Deere's citizenship work. The number of volunteer hours reported by employees more than doubled for the year. In one example, some 3,000 U.S. employees prepared nearly 960,000 packaged meals for those in need in the company's home communities. In another case, a global team of

20 employees spent a week in northwest India, where they helped train small farmers in new agricultural methods, conducted classes and assessed the progress of a community-development program supported by the Deere foundation.

In a move aimed at providing increased opportunities to youth, a new program sponsored by Deere was kicked off to help young people learn about careers in golf-course management and the science of agronomy. The program is part of First Tee, a non-profit youth organization to which Deere made a major donation in early 2013.

Responsible citizenship is also reflected in efforts to protect the well-being of our employees. Deere had another solid overall safety performance in 2013, with over half of our locations reporting no lost-time injuries. This record, however, was overshadowed by on-the-job deaths of two employees. These losses stand as a tragic reminder that we cannot, and we must not, relax our efforts to provide more healthful and safe workplaces.

The company further strengthened its commitment to responsible environmental practices in 2013. Among our achievements, a set of broader, more stringent goals was established for managing the environmental impact of our operations and products. They call for cutting water and energy usage and greenhouse gas emissions by 15 percent per ton of production and recycling 75 percent of the waste from our manufacturing facilities by 2018. We're also adopting life-cycle engineering to minimize the environmental footprint of our products and services.

In other milestones, Deere was named to prominent listings of most-reputable and most-ethical companies. For the fifth time, *Fortune* magazine cited Deere as one of the world's 50 most-admired companies. In addition, the company again was featured in a listing of the top-100 global brands.

In 2010, Deere set an ambitious course, targeting significant global growth. As a result, seven new factories outside the U.S. were put into operation in 2013, including this engine factory near Tianjin, China, where Zhang Shuitao (pictured) works.





The John Deere senior management team at company headquarters in Moline, Illinois. From left: Jim Israel, Raj Kalathur, Max Guinn, Jean Gilles, Mary Jones, Mike Mack, Sam Allen, Jim Field, John May, and Mark von Pentz.

SEARCHING FOR CERTAINTY

Today's world is filled with uncertainty – fiscal, economic, and political uncertainty – that breeds extreme caution, disrupts thoughtful planning, and is generally bad for business. And while this is true in the U.S., it's also the case in many other markets.

In spite of this unsettled backdrop, we're as certain as ever about John Deere's own businesses and future prospects. We're sure about the quality and reliability of our products and services, the talent and commitment of our employees, the capacity and efficiency of our production facilities, and the depth and focus of our strategy.

We're equally confident that as the world's population swells in size and affluence, abundant opportunities will emerge for Deere to deliver substantial value to customers, investors and other stakeholders in the years ahead.

We have no doubt the company is well-equipped to seize these opportunities – and we are proud to reaffirm our belief that John Deere's best days are on the horizon!

On behalf of the John Deere team,

Samuel R. Allen

December 16, 2013

2013 HIGHLIGHTS

DEERE ENTERPRISE

SVA (MM)


$2,527
$2,776
$3,390
2011
2012
2013

- Demand for farm machinery and increased financing lead to 5% gain in net sales and revenues, to $37.8 billion.
- Earnings rise to $3.54 billion, a third consecutive yearly record total.
- Healthy profit and disciplined management contribute to record SVA* total of $3.39 billion.
- Maintaining commitment to return cash to investors, company raises quarterly dividend rate 11%; share buybacks continue with further purchase of 18 million shares.
- Continuing focus on growth businesses, company acquires ultrawide planter manufacturer and agrees to sell majority interest in landscapes operations.

EQUIPMENT OPERATIONS

SVA (MM)


$2,294
$2,602
$3,147
2011
2012
2013

- Equipment sales increase to $35 billion; operating profit climbs to $5.1 billion.
- Strong cost and asset management helps generate operating return on operating assets* of 31.8%.
- Capital spending on growth, new product development totals $1.1 billion.
- John Deere engines of 174-hp and above receive U.S. EPA Final Tier 4, EU Stage IV and California Air Resources Board emissions certifications, meeting more-stringent regulations that go into effect in 2014.
- Company's direct-drive transmission for tractors wins innovation award at major European product show as first use of dual-clutch mechanical transmission outside premium automobile market.
- Responding to increasing demand in developing markets, Deere opens regional parts distribution center in Johannesburg to serve sub-Saharan Africa; also, announces expansion of South America regional center in Brazil.

AGRICULTURE & TURF

SVA (MM)


$2,245
$2,534
$3,215
2011
2012
2013

- Bolstered by high demand for large agricultural equipment, sales climb 7% to $29.13 billion.
- Strong demand and cost discipline push margins to 16% and operating profit to $4.68 billion. Operating return on operating assets is 38.3%.
- Focusing on growth, A&T division launches new large row-crop tractors with Final Tier 4-certified engines; announces it will build flagship 8R tractors in fast-growing Brazil market. Launches other new and updated products, including productive self-propelled sprayers and a flex-fuel commercial mower.
- Broadening line for strong dealer network in Europe, A&T introduces new and updated combines, tractors, balers and other products suitable for region's farmers and contractors.
- Expanding range of productivity tools, company introduces farm management application for mobile devices, giving farmers remote access to agronomic information; app joins new in-field sensors and higher-capacity wireless data transfer to support production decisions.
- Expanding in Asia, A&T completes construction of tractor factory in Dewas, India. In China, Ningbo factory begins production of small-track combine for paddy rice harvesting. Machine joins award-winning corn picker and grain combine on list of equipment John Deere designs, builds and sells in Asia markets.

 * Non-GAAP financial measure. See page 14 for details.

CONSTRUCTION & FORESTRY

SVA (MM)



$49
$68
$(68)
2011
2012
2013

- In difficult environment, C&F operating profit declines to $378 million. Results were hurt by continuing market weakness and global growth expenses; sales slip 8% to $5.87 billion.
- Building presence in China, division begins production of wheel loaders, excavators for China and other markets at new factory in Tianjin; appoints new dealers.
- Continuing expansion in South America, division establishes dealer network in Brazil, prepares new factory complex near São Paulo for production of loaders, backhoes and, with joint-venture partner Hitachi, excavators.
- C&F launches new products, including models of excavators and loaders; also, introduces innovative boom control on forestry forwarders that reduces fuel consumption and improves productivity by as much as 30% compared with previous machines.

FINANCIAL SERVICES

SVA (MM)



$233
$174
$243
2011
2012
2013

- Growth in credit portfolio and higher crop insurance margins lead to record net income of $565 million.
- SVA hits record $243 million.
- Portfolio of receivables and leases financed increases 15%, reaching $36.5 billion.
- Continuing record of outstanding credit quality, division's provision for loss equals .03% of average portfolio. Financial Services also sees extremely favorable levels of past dues and writeoffs.
- Division enters into financing arrangements in seven African nations, expanding financial-services operations that already support the sale of John Deere products in major markets.

5-YEAR CUMULATIVE TOTAL RETURN

Deere compared to S&P 500 Index
and S&P 500 Construction & Farm Machinery Index



$250
$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013
Deere & Company
S&P 500
S&P 500 Construction & Farm Machinery

At October 31	2008	2009	2010	2011	2012	2013
Deere & Company	$100.00	$121.55	$208.86	$210.36	$242.20	$237.50
S&P 500	$100.00	$109.80	$127.94	$138.29	$159.32	$202.61
S&P Con & Farm Mach	$100.00	$138.33	$219.12	$240.40	$234.38	$253.90

The graph compares the cumulative total returns of Deere & Company, the S&P 500 Construction & Farm Machinery Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on October 31, 2008, and that dividends were reinvested. Deere & Company stock price at October 31, 2013, was $81.84.

The Standard & Poor's 500 Construction & Farm Machinery Index is made up of Deere (DE), Caterpillar (CAT), Cummins (CMI), Joy Global (JOY), and Paccar (PCAR). The stock performance shown in the graph is not intended to forecast and does not necessarily indicate future price performance.

FINANCIAL REVIEW

TABLE OF CONTENTS

Management's Discussion and Analysis 15

Reports of Management and Independent Registered Public Accounting Firm........... 26

Consolidated Financial Statements 27

Notes to Consolidated Financial Statements 32

Selected Financial Data 61

SVA: FOCUSING ON GROWTH AND SUSTAINABLE PERFORMANCE

Shareholder Value Added (SVA) – essentially, the difference between operating profit and pretax cost of capital – is a metric used by John Deere to evaluate business results and measure sustainable performance.

To arrive at SVA, each equipment segment is assessed a pretax cost of assets – generally 12% of average identifiable operating assets with inventory at standard cost (believed to more closely approximate the current cost of inventory and the company's related investment). The financial services segment is assessed a cost of average equity – approximately 15% pretax.

The amount of SVA is determined by deducting the asset or equity charge from operating profit.

Additional information on these metrics and their relationship to amounts presented in accordance with U.S. GAAP can be found at our website, www.JohnDeere.com.
Note: Some totals may vary due to rounding.

DEERE EQUIPMENT OPERATIONS

$MM unless indicated	2011	2012	2013
Net Sales	29,466	33,501	34,998
Operating Profit	3,839	4,397	5,058
Average Assets			
With Inventories @ Std Cost	12,875	14,965	15,924
With Inventories @ LIFO	11,516	13,594	14,569
OROA % @ LIFO	33.3	32.3	34.7
Asset Turns (Std Cost)	2.29	2.24	2.20
Operating Margin %	x 13.03	x 13.12	x 14.45
OROA % @ Standard Cost	29.8	29.4	31.8

$MM	2011	2012	2013
Average Assets @ Std Cost	12,875	14,965	15,924
Operating Profit	3,839	4,397	5,058
Cost of Assets	-1,545	-1,795	-1,911
SVA	2,294	2,602	3,147

Deere Equipment Operations, to create and grow SVA, are targeting an operating return on average operating assets (OROA) of 20% at mid-cycle sales volumes and equally ambitious returns at other points in the cycle. (For purposes of this calculation, operating assets are average identifiable assets during the year with inventories valued at standard cost.)

AGRICULTURE & TURF

$MM unless indicated	2011	2012	2013
Net Sales	24,094	27,123	29,132
Operating Profit	3,447	3,921	4,680
Average Assets			
With Inventories @ Std Cost	10,017	11,564	12,211
With Inventories @ LIFO	8,867	10,422	11,103
OROA % @ LIFO	38.9	37.6	42.2
Asset Turns (Std Cost)	2.41	2.35	2.39
Operating Margin %	x 14.31	x 14.46	x 16.06
OROA % @ Standard Cost	34.4	33.9	38.3

$MM	2011	2012	2013
Average Assets @ Std Cost	10,017	11,564	12,211
Operating Profit	3,447	3,921	4,680
Cost of Assets	-1,202	-1,387	-1,465
SVA	2,245	2,534	3,215

CONSTRUCTION & FORESTRY

$MM unless indicated	2011	2012	2013
Net Sales	5,372	6,378	5,866
Operating Profit	392	476	378
Average Assets			
With Inventories @ Std Cost	2,858	3,401	3,713
With Inventories @ LIFO	2,649	3,172	3,466
OROA % @ LIFO	14.8	15.0	10.9
Asset Turns (Std Cost)	1.88	1.88	1.58
Operating Margin %	x 7.30	x 7.46	x 6.44
OROA % @ Standard Cost	13.7	14.0	10.2

$MM	2011	2012	2013
Average Assets @ Std Cost	2,858	3,401	3,713
Operating Profit	392	476	378
Cost of Assets	-343	-408	-446
SVA	49	68	-68

FINANCIAL SERVICES

$MM unless indicated	2011	2012	2013
Net Income Attributable to Deere & Company	471	460	565
Average Equity	3,194	3,470	4,073
ROE %	14.7	13.3	13.9

$MM	2011	2012	2013
Operating Profit	725	712	870
Average Equity	3,194	3,470	4,073
Operating Profit	725	712	870
Cost of Equity	-492	-538	-627
SVA	233	174	243

The Financial Services SVA metric is calculated on a pretax basis.

RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2013, 2012 AND 2011

OVERVIEW

Organization

The company's equipment operations generate revenues and cash primarily from the sale of equipment to John Deere dealers and distributors. The equipment operations manufacture and distribute a full line of agricultural equipment; a variety of commercial, consumer and landscapes equipment and products; and a broad range of equipment for construction and forestry. The company's financial services primarily provide credit services, which mainly finance sales and leases of equipment by John Deere dealers and trade receivables purchased from the equipment operations. In addition, financial services offer crop risk mitigation products and extended equipment warranties. The information in the following discussion is presented in a format that includes information grouped as consolidated, equipment operations and financial services. The company also views its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada. The company's operating segments consist of agriculture and turf, construction and forestry, and financial services.

Trends and Economic Conditions

The company's agriculture and turf equipment sales increased 7 percent in 2013 and are forecast to decrease by about 6 percent for 2014. Industry agricultural machinery sales in the U.S. and Canada for 2014 are forecast to decrease 5 to 10 percent, compared to 2013. Industry sales in the European Union (EU)28 nations are forecast to decrease about 5 percent in 2014, while South American industry sales are projected to decrease 5 to 10 percent from strong 2013 levels. Industry sales in the Commonwealth of Independent States are expected to decrease slightly, while sales in Asia are forecast to increase slightly in 2014. Industry sales of turf and utility equipment in the U.S. and Canada are expected to increase approximately 5 percent. The company's construction and forestry sales decreased 8 percent in 2013 and are forecast to increase by about 10 percent in 2014. Sales in world forestry markets are expected to increase in 2014. Net income of the company's financial services operations attributable to Deere & Company in 2014 is expected to be approximately $600 million.

Items of concern include the uncertainty of the effectiveness of governmental actions in respect to monetary and fiscal policies, the global economic recovery, the impact of sovereign and state debt, eurozone issues, capital market disruptions and trade agreements. Significant volatility in the price of many commodities could also impact the company's results. Designing and producing products with engines that continue to meet high performance standards and increasingly stringent emissions regulations is one of the company's major priorities.

The company believes its plans for helping meet the world's need for food, water and infrastructure are firmly on track. The company's financial results have generated healthy levels of cash flow, which have been used to fund global growth and provide direct benefit to investors through dividends and share repurchases.

2013 COMPARED WITH 2012

CONSOLIDATED RESULTS

Worldwide net income attributable to Deere & Company in 2013 was $3,537 million, or $9.09 per share diluted ($9.18 basic), compared with $3,065 million, or $7.63 per share diluted ($7.72 basic), in 2012. Net sales and revenues increased 5 percent to $37,795 million in 2013, compared with $36,157 million in 2012. Net sales of the equipment operations increased 4 percent in 2013 to $34,998 million from $33,501 million last year. The sales increase included improved price realization of 3 percent and an unfavorable foreign currency translation effect of 1 percent. Net sales in the U.S. and Canada increased 5 percent in 2013. Net sales outside the U.S. and Canada increased by 4 percent in 2013, which included an unfavorable effect of 3 percent for foreign currency translation.

Worldwide equipment operations had an operating profit of $5,058 million in 2013, compared with $4,397 million in 2012. The higher operating profit was primarily due to the impact of improved price realization and higher shipment volumes, partially offset by the unfavorable effects of foreign currency exchange, increased production costs, higher selling, administrative and general expenses and increased warranty costs. The increased production costs were due primarily to higher manufacturing overhead expenses in support of growth, new products and engine emission requirements, partially offset by lower raw material costs. The results were also affected by impairment charges for long-lived assets related to the Water operations and a write down to realizable value of the assets being held for sale for the Landscapes operations (see Notes 4 and 5).

The equipment operations' net income was $2,974 million in 2013, compared with $2,616 million in 2012. The same operating factors mentioned above, as well as an increase in interest expense due to higher average borrowings and a higher effective tax rate affected these results.

Net income of the financial services operations attributable to Deere & Company in 2013 increased to $565 million, compared with $460 million in 2012. The results were higher primarily due to growth in the credit portfolio and higher crop insurance margins, partially offset by higher selling, administrative and general expenses. In addition, last year's results benefited from revenue related to wind energy credits. Additional information is presented in the following discussion of the "Worldwide Financial Services Operations."

The cost of sales to net sales ratio for 2013 was 73.3 percent, compared with 74.6 percent last year. The improvement was primarily due to the increase in price realization, partially offset by the unfavorable effects of foreign currency exchange, higher production costs and increased warranty costs.

Finance and interest income increased this year due to a larger average credit portfolio, partially offset by lower average financing rates. Research and development costs increased primarily as a result of increased spending in support of new products and more stringent engine emission requirements. Selling, administrative and general expenses increased primarily due to growth. Interest expense decreased due to lower average borrowing rates, partially offset by higher average borrowings. Other operating expenses increased primarily due to higher depreciation of equipment on operating leases and the impairment charge for the write-down to realizable value of assets being held for sale (see Note 5).

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2013 were $575 million, compared with $511 million in 2012. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 7.8 percent in 2013 and 8.0 percent in 2012, or $862 million in 2013 and $887 million in 2012. The actual return was a gain of $1,470 million in 2013 and $849 million in 2012. In 2014, the expected return will be approximately 7.5 percent. The company's postretirement costs in 2014 are expected to decrease approximately $150 million. The company makes any required contributions to the plan assets under applicable regulations and voluntary contributions from time to time based on the company's liquidity and ability to make tax-deductible contributions. Total company contributions to the plans were $338 million in 2013 and $478 million in 2012, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to plan assets of $227 million in 2013 and $350 million in 2012. Total company contributions in 2014 are expected to be approximately $115 million, which are primarily direct benefit payments for unfunded plans. The company has no significant required contributions to pension plan assets in 2014 under applicable funding regulations. See the following discussion of "Critical Accounting Policies" for more information about postretirement benefit obligations.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion relates to operating results by reportable segment and geographic area. Operating profit is income before certain external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses. However, operating profit of the financial services segment includes the effect of interest expense and foreign currency exchange gains or losses.

Worldwide Agriculture and Turf Operations

The agriculture and turf segment had an operating profit of $4,680 million in 2013, compared with $3,921 million in 2012. Net sales increased 7 percent this year primarily due to higher shipment volumes and improved price realization, partially offset by the unfavorable effects of foreign currency translation. The increase in operating profit was primarily due to improved price realization and higher shipment volumes, partially offset by the unfavorable effects of foreign currency exchange, increased production costs, higher selling, administrative and general expenses and increased warranty costs. The increased production costs were due primarily to higher manufacturing overhead expenses in support of growth, new products and engine emission requirements, partially offset by lower raw material costs. The results were also affected by the previously mentioned impairment charges for the Water and Landscapes operations.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $378 million in 2013, compared with $476 million in 2012. Net sales decreased 8 percent for the year primarily due to lower shipment volumes, partially offset by price realization. The decline in operating profit in 2013 was primarily due to lower shipment volumes, an unfavorable product mix, increases in production costs and higher selling, administrative and general expenses, partially offset by improved price realization.

Worldwide Financial Services Operations

The operating profit of the financial services segment was $870 million in 2013, compared with $712 million in 2012. The results were higher primarily due to growth in the credit portfolio and higher crop insurance margins, partially offset by increased selling, administrative and general expenses. In addition, last year's results benefited from revenue related to wind energy credits. Total revenues of the financial services operations, including intercompany revenues, increased 5 percent in 2013, primarily reflecting the larger portfolio. The average balance of receivables and leases financed was 16 percent higher in 2013, compared with 2012. Interest expense decreased 18 percent in 2013 as a result of lower average borrowing rates, partially offset by higher average borrowings. The financial services operations' ratio of earnings to fixed charges was 2.90 to 1 in 2013, compared with 2.25 to 1 in 2012.

Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $4,062 million in 2013, compared with $3,836 million in 2012. The increase was due primarily to improved price realization and higher shipment volumes, partially offset by higher production costs, increased warranty costs and higher selling, administrative and general expenses. The results were also affected by impairment charges for the Landscapes and Water operations. Net sales increased 5 percent due primarily to price realization and higher shipment volumes. The physical volume of sales increased 1 percent, compared with 2012.

Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $996 million in 2013, compared with $561 million in 2012. The increase was primarily due to the effects of improved price realization and higher shipment volumes, partially offset by the unfavorable effects of foreign currency exchange, higher selling, administrative and general expenses, increased production costs and higher warranty costs. The results were also affected by impairment charges for the Water operations. Net sales were 4 percent higher primarily reflecting price realization and increased shipment volumes, partially offset by the effect of foreign currency translation. The physical volume of sales increased 3 percent, compared with 2012.

MARKET CONDITIONS AND OUTLOOK

Company equipment sales are projected to decrease about 3 percent for fiscal year 2014 and decrease about 2 percent for the first quarter, compared with the same periods in 2013. For fiscal year 2014, net income attributable to Deere & Company is anticipated to be about $3.3 billion.

Agriculture and Turf. The company's worldwide sales of agriculture and turf equipment are forecast to decrease by about 6 percent for fiscal year 2014. The outlook contemplates the sale of a majority interest in the Landscapes operations. Although commodity prices and farm incomes are expected to remain at healthy levels in 2014 by historical standards, they are forecast to be lower than in 2013. The company believes the decline will have a dampening effect on demand, primarily for large farm equipment.

Industry sales for agricultural machinery in the U.S. and Canada are forecast to decrease 5 to 10 percent for the year, with the decline mainly reflecting lower sales of large equipment such as high horsepower tractors and combines.

Fiscal year industry sales in the EU28 are forecast to decrease about 5 percent due to lower commodity prices and farm incomes. In South America, industry sales of tractors and combines are projected to decrease 5 to 10 percent from strong 2013 levels. Industry sales in the Commonwealth of Independent States are expected to decrease slightly for the year, while Asian sales are projected to increase slightly.

In the U.S. and Canada, industry sales of turf and utility equipment are expected to increase about 5 percent for 2014, reflecting improved market conditions.

Construction and Forestry. The company's worldwide sales of construction and forestry equipment are forecast to increase by about 10 percent for 2014. The gain reflects further economic recovery and higher housing starts in the U.S. as well as sales increases outside the U.S. and Canada. Global forestry sales are expected to increase for the year due to general economic growth and higher sales in European markets.

Financial Services. Fiscal year 2014 net income attributable to Deere & Company for the financial services operations is expected to be approximately $600 million. The outlook reflects improvement primarily due to continued growth in the credit portfolio, partially offset by a projected increase in the provision for credit losses from the low level in 2013.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under "Overview," "Market Conditions and Outlook," and other forward-looking statements herein that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

The company's agricultural equipment business is subject to a number of uncertainties including the many interrelated factors that affect farmers' confidence. These factors include worldwide economic conditions, demand for agricultural products, world grain stocks, weather conditions (including its effects on timely planting and harvesting), soil conditions (including low subsoil moisture from recent drought conditions), harvest yields, prices for commodities and livestock, crop and livestock production expenses, availability of transport for crops, the growth and sustainability of nonfood uses for some crops (including ethanol and biodiesel production), real estate values, available acreage for farming, the land ownership policies of various governments, changes in government farm programs and policies (including those in Argentina, Brazil, China, the European Union, India, Russia and the U.S.), international reaction to such programs, changes in and effects of crop insurance programs, global trade agreements, animal diseases and their effects on poultry, beef and pork consumption and prices, crop pests and diseases, and the level of farm product exports (including concerns about genetically modified organisms).

Factors affecting the outlook for the company's turf and utility equipment include general economic conditions, consumer confidence, weather conditions, customer profitability, consumer borrowing patterns, consumer purchasing preferences, housing starts, infrastructure investment, spending by municipalities and golf courses, and consumable input costs.

General economic conditions, consumer spending patterns, real estate and housing prices, the number of housing starts and interest rates are especially important to sales of the company's construction and forestry equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, paper, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in the global markets in which the company operates, especially material changes in economic activity in these markets; customer confidence in general economic conditions; foreign currency exchange rates and their volatility, especially fluctuations in the value of the U.S. dollar; interest rates; and inflation and deflation rates. General economic conditions can affect demand for the company's equipment as well. Uncertainty about and actual government spending and taxing could adversely affect the economy, employment, consumer and corporate spending, and company results.

Customer and company operations and results could be affected by changes in weather patterns (including the effects of drought conditions in parts of the U.S. and dryer than normal conditions in certain other markets); the political and social stability of the global markets in which the company operates; the effects of, or response to, terrorism and security threats; wars and other conflicts and the threat thereof; and the spread of major epidemics.

Significant changes in market liquidity conditions and any failure to comply with financial covenants in credit agreements could impact access to funding and funding costs, which could reduce the company's earnings and cash flows. Financial market conditions could also negatively impact customer access to capital for purchases of the company's products and customer confidence and purchase decisions; borrowing and repayment practices; and the number and size of customer loan delinquencies and defaults. A debt crisis, in Europe or elsewhere, could negatively impact currencies, global financial markets, social and political stability, funding sources and costs, asset and obligation values, customers, suppliers, and company operations and results. State debt crises also could negatively impact customers, suppliers, demand for equipment, and company operations and results. The company's investment management activities could be impaired by changes in the equity and bond markets, which would negatively affect earnings.

Additional factors that could materially affect the company's operations, access to capital, expenses and results include changes in and the impact of governmental trade, banking, monetary and fiscal policies, including financial regulatory reform and its effects on the consumer finance industry, derivatives, funding costs and other areas, and governmental programs, policies and tariffs in particular jurisdictions or for the benefit of certain industries or sectors (including protectionist and expropriation policies and trade and licensing restrictions that could disrupt international commerce); actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission (SEC), the U.S. Commodity Futures Trading Commission and other financial regulators; actions by environmental, health and safety regulatory agencies, including those related to engine emissions (in particular Interim Tier 4/Stage IIIb and Final Tier 4/Stage IV non-road diesel emission requirements in the U.S. and European Union), carbon and other greenhouse gas emissions, noise and the risk of climate change; changes in labor regulations; changes to accounting standards; changes in tax rates, estimates, and regulations and company actions related thereto; compliance with U.S. and foreign laws when expanding to new markets; and actions by other regulatory bodies including changes in laws and regulations affecting the sectors in which the company operates. Customer and company operations and results also could be affected by changes to GPS radio frequency bands or their permitted uses.

Other factors that could materially affect results include production, design and technological innovations and difficulties, including capacity and supply constraints and prices; the availability and prices of strategically sourced materials, components and whole goods; delays or disruptions in the company's supply chain or the loss of liquidity by suppliers; the failure of suppliers to comply with laws, regulations and company policy pertaining to employment, human rights, health, safety, the environment and other ethical business practices; start-up of new plants and new products; the success of new product initiatives and customer acceptance of new products; changes in customer product preferences and sales mix whether as a result of changes in equipment design to meet government regulations or for other reasons; gaps or limitations in rural broadband coverage, capacity and speed needed to support technology solutions; oil and energy prices and supplies; the availability and cost of freight; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices especially as to levels of new and used field inventories; labor relations; acquisitions and divestitures of businesses, the integration of new businesses; the implementation of organizational changes; difficulties related to the conversion and implementation of enterprise resource planning systems that disrupt business, negatively impact supply or distribution relationships or create higher than expected costs; security breaches and other disruptions to the company's information technology infrastructure; changes in company declared dividends and common stock issuances and repurchases.

Company results are also affected by changes in the level and funding of employee retirement benefits, changes in market values of investment assets, the level of interest and discount rates, and compensation, retirement and mortality rates which impact retirement benefit costs, and significant changes in health care costs including those which may result from governmental action.

The liquidity and ongoing profitability of John Deere Capital Corporation (Capital Corporation) and other credit subsidiaries depend largely on timely access to capital to meet future cash flow requirements and fund operations and the costs associated with engaging in diversified funding activities and to fund purchases of the company's products. If market uncertainty increases and general economic conditions worsen, funding could be unavailable or insufficient. Additionally, customer confidence levels may result in declines in credit applications and increases in delinquencies and default rates, which could materially impact write-offs and provisions for credit losses. The failure of reinsurers of the company's insurance business also could materially affect results.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, except as required by law, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the SEC.

2012 COMPARED WITH 2011

CONSOLIDATED RESULTS

Worldwide net income attributable to Deere & Company in 2012 was $3,065 million, or $7.63 per share diluted ($7.72 basic), compared with $2,800 million, or $6.63 per share diluted ($6.71 basic), in 2011. Net sales and revenues increased 13 percent to $36,157 million in 2012, compared with $32,013 million in 2011. Net sales of the equipment operations increased 14 percent in 2012 to $33,501 million from $29,466 million in 2011. The sales increase included improved price realization of 4 percent and an unfavorable foreign currency translation effect of 3 percent. Net sales in the U.S. and Canada increased 20 percent in 2012. Net sales outside the U.S. and Canada increased by 5 percent in 2012, which included an unfavorable effect of 6 percent for foreign currency translation.

Worldwide equipment operations had an operating profit of $4,397 million in 2012, compared with $3,839 million in 2011. The higher operating profit was primarily due to the impact of improved price realization and higher shipment volumes, partially offset by higher production and raw material costs, unfavorable effects of foreign currency exchange, increased research and development expenses, higher selling, administrative and general expenses and a goodwill impairment charge (see Note 5). The increase in production costs related to new products, engine emission requirements and incentive compensation expenses.

The equipment operations' net income was $2,616 million in 2012, compared with $2,329 million in 2011. The same operating factors mentioned above, as well as an increase in the effective tax rate and interest expense affected these results.

Net income of the financial services operations attributable to Deere & Company in 2012 decreased to $460 million, compared with $471 million in 2011. The decrease was primarily a result of increased selling, administrative and general expenses, higher reserves for crop insurance claims and narrower financing spreads, partially offset by growth in the credit portfolio and a lower provision for credit losses. Additional information is presented in the following discussion of the "Worldwide Financial Services Operations."

The cost of sales to net sales ratio for 2012 was 74.6 percent, compared with 74.4 percent in 2011. The increase was primarily due to higher production costs, increased raw material costs and unfavorable effects of foreign currency exchange, partially offset by improved price realization.

Finance and interest income increased in 2012 due to a larger average credit portfolio, partially offset by lower average financing rates. Other income increased primarily as a result of an increase in service revenues and insurance premiums and fees. Research and development costs increased primarily as a result of increased spending in support of new products and more stringent emission requirements. Selling, administrative and general expenses increased primarily due to growth and incentive compensation expenses. Interest expense increased due to higher average borrowings, partially offset by lower average borrowing rates. Other operating expenses increased primarily due to higher crop insurance claims and costs and depreciation of equipment on operating leases.

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2012 were $511 million, compared with $603 million in 2011. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.0 percent in 2012 and 2011, or $887 million in 2012 and $906 million in 2011. The actual return was a gain of $849 million in 2012 and $695 million in 2011. Total company contributions to the plans were $478 million in 2012 and $122 million in 2011, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to plan assets of $350 million in 2012.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

Worldwide Agriculture and Turf Operations

The agriculture and turf segment had an operating profit of $3,921 million in 2012, compared with $3,447 million in 2011. Net sales increased 13 percent in 2012 primarily due to higher shipment volumes and improved price realization, partially offset by the unfavorable effects of foreign currency translation. The increase in operating profit was primarily due to higher shipment volumes and price realization, partially offset by increased production and raw material costs, unfavorable effects of foreign currency exchange, increased research and development expenses and higher selling, administrative and general expenses. The increase in production costs was primarily related to new products, engine emission requirements and incentive compensation expenses.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $476 million in 2012, compared with $392 million in 2011. Net sales increased 19 percent in 2012 primarily due to higher shipment volumes and improved price realization. The operating profit improvement in 2012 was primarily due to price realization and higher shipment volumes, partially offset by increased production and raw material costs, increased research and development expenses and higher selling, administrative and general expenses. The increase in production costs was primarily related to new products, engine emission requirements and incentive compensation expenses.

Worldwide Financial Services Operations

The operating profit of the financial services segment was $712 million in 2012, compared with $725 million in 2011. The decrease in operating profit was primarily due to increased selling, administrative and general expenses, higher reserves for crop insurance claims and narrower financing spreads, partially offset by growth in the credit portfolio and a lower provision for credit losses. Total revenues of the financial services operations, including intercompany revenues, increased 3 percent in 2012, primarily reflecting the larger portfolio. The average balance of receivables and leases financed was 10 percent higher in 2012, compared with 2011. Interest expense decreased 4 percent in 2012 as a result of lower average borrowing rates, partially offset by higher average borrowings. The financial services operations' ratio of earnings to fixed charges was 2.25 to 1 in 2012, compared with 2.22 to 1 in 2011.

Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $3,836 million in 2012, compared with $2,898 million in 2011. The increase was due to higher shipment volumes and improved price realization, partially offset by increased production and raw material costs, increased research and development expenses and higher selling, administrative and general expenses. Net sales increased 20 percent in 2012 primarily due to higher shipment volumes and price realization. The physical volume of sales increased 14 percent, compared with 2011.

Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $561 million in 2012, compared with $941 million in 2011. The decrease was primarily due to higher production and raw material costs, the unfavorable effects of foreign currency exchange, increased selling, administrative and general expenses and higher research and development expenses, partially offset by the effects of higher shipment volumes and improved price realization. Net sales were 5 percent higher in 2012 primarily reflecting increased shipment volumes and price realization, partially offset by the effect of foreign currency translation. The physical volume of sales increased 7 percent, compared with 2011.

CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's consolidated totals, equipment operations and financial services operations.

CONSOLIDATED

Positive cash flows from consolidated operating activities in 2013 were $3,254 million. This resulted primarily from net income adjusted for non-cash provisions, which were partially offset by increases in receivables related to sales and inventories, excluding non-cash activities. Cash outflows from investing activities were $4,821 million in 2013, primarily due to the cost of receivables (excluding receivables related to sales) and cost of equipment on operating leases exceeding the collections of receivables and the proceeds from sales of equipment on operating leases by $3,204 million, purchases of property and equipment of $1,158 million and purchases exceeding maturities and sales of marketable securities by $182 million. Cash inflows from financing activities were $407 million in 2013 primarily due to an increase in borrowings of $2,525 million, partially offset by repurchases of common stock of $1,531 million and dividends paid of $753 million. Cash and cash equivalents decreased $1,148 million during 2013.

Over the last three years, operating activities have provided an aggregate of $6,748 million in cash. In addition, increases in borrowings were $10,874 million, proceeds from sales of businesses were $963 million, proceeds from issuance of common stock (resulting from the exercise of stock options) were $406 million. The aggregate amount of these cash flows was used mainly to acquire receivables (excluding receivables related to sales) and equipment on operating leases that exceeded collections of receivables and the proceeds from sales of equipment on operating leases by $7,027 million, repurchase common stock of $4,786 million, purchase property and equipment of $3,534 million, pay dividends of $2,044 million and purchase marketable securities that exceeded proceeds from maturities and sales by $1,419 million. Cash and cash equivalents decreased $287 million over the three-year period.

The company has access to most global markets at reasonable costs and expects to have sufficient sources of global funding and liquidity to meet its funding needs. The company's exposures to receivables from customers in European countries experiencing economic strains are not significant. Sources of liquidity for the company include cash and cash equivalents, marketable securities, funds from operations, the issuance of commercial paper and term debt, the securitization of retail notes (both public and private markets) and committed and uncommitted bank lines of credit. The company's commercial paper outstanding at October 31, 2013 and 2012 was $3,162 million and $1,207 million, respectively, while the total cash and cash equivalents and marketable securities position was $5,129 million and $6,123 million, respectively. The amount of the total cash and cash equivalents and marketable securities held by foreign subsidiaries, in which earnings are considered indefinitely reinvested, was $559 million and $628 million at October 31, 2013 and 2012, respectively.

Lines of Credit. The company also has access to bank lines of credit with various banks throughout the world. Worldwide lines of credit totaled $6,498 million at October 31, 2013, $2,939 million of which were unused. For the purpose of computing unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were primarily considered to constitute utilization. Included in the total credit lines at October 31, 2013 were long-term credit facility agreements of $2,500 million, expiring in April 2017, and $2,500 million, expiring in April 2018. These credit agreements require Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 11 to 1 at the end of any fiscal quarter. The credit agreements also require the equipment operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2013 was $9,756 million. Alternatively under this provision, the equipment operations had the capacity to incur additional debt of $18,119 million at October 31, 2013. All of these requirements of the credit agreements have been met during the periods included in the consolidated financial statements.

Debt Ratings. To access public debt capital markets, the company relies on credit rating agencies to assign short-term and long-term credit ratings to the company's securities as an indicator of credit quality for fixed income investors. A security rating is not a recommendation by the rating agency to buy, sell or hold company securities. A credit rating agency may change or withdraw company ratings based on its assessment of the company's current and future ability to meet interest and principal repayment obligations. Each agency's rating should be evaluated independently of any other rating. Lower credit ratings generally result in higher borrowing costs, including costs of derivative transactions, and reduced access to debt capital markets. The senior long-term and short-term debt ratings and outlook currently assigned to unsecured company securities by the rating agencies engaged by the company are as follows:

	Senior Long-Term	Short-Term	Outlook
Moody's Investors Service, Inc.	A2	Prime-1	Stable
Standard & Poor's	A	A-1	Stable

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Trade receivables decreased by $41 million in 2013 primarily due to the reclassification of receivables related to the Landscapes operations to held for sale and the decrease in construction and forestry receivables. The ratio of trade accounts and notes receivable at October 31 to fiscal year net sales was 11 percent in 2013 and 2012. Total worldwide agriculture and turf receivables increased $53 million and construction and forestry receivables decreased $94 million. The collection period for trade receivables averages less than 12 months. The percentage of trade receivables outstanding for a period exceeding 12 months was 1 percent and 2 percent at October 31, 2013 and 2012, respectively.

Deere & Company's stockholders' equity was $10,266 million at October 31, 2013, compared with $6,842 million at October 31, 2012. The increase of $3,424 million resulted from net income attributable to Deere & Company of $3,537 million, a change in the retirement benefits adjustment of $1,950 million and an increase in common stock of $172 million, which were partially offset by an increase in treasury stock of $1,397 million, dividends declared of $767 million, and a change in the cumulative translation adjustment of $71 million.

EQUIPMENT OPERATIONS

The company's equipment businesses are capital intensive and are subject to seasonal variations in financing requirements for inventories and certain receivables from dealers. The equipment operations sell a significant portion of their trade receivables to financial services. To the extent necessary, funds provided from operations are supplemented by external financing sources.

Cash provided by operating activities of the equipment operations during 2013, including intercompany cash flows, was $4,669 million primarily due to net income adjusted for non-cash provisions and an increase in accounts payable and accrued expenses.

Over the last three years, these operating activities, including intercompany cash flows, have provided an aggregate of $10,615 million in cash.

Trade receivables held by the equipment operations decreased by $218 million during 2013. The equipment operations sell a significant portion of their trade receivables to financial services (see previous consolidated discussion).

Inventories decreased by $235 million in 2013 primarily due to the reclassification of inventories related to the Landscapes operations to held for sale (see Note 4). Most of these inventories are valued on the last-in, first-out (LIFO) method. The ratios of inventories on a first-in, first-out (FIFO) basis (see Note 15), which approximates current cost, to fiscal year cost of sales were 25 percent and 26 percent at October 31, 2013 and 2012, respectively.

Total interest-bearing debt of the equipment operations was $5,951 million at the end of 2013, compared with $5,870 million at the end of 2012 and $3,696 million at the end of 2011. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2013, 2012 and 2011 was 37 percent, 46 percent and 35 percent, respectively.

Property and equipment cash expenditures for the equipment operations in 2013 were $1,155 million, compared with $1,316 million in 2012. Capital expenditures in 2014 are estimated to be $1,200 million.

FINANCIAL SERVICES

The financial services operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of commercial paper, term debt, securitization of retail notes, equity capital and borrowings from Deere & Company.

The cash provided by operating activities and financing activities was used primarily for investing activities. Cash flows from the financial services' operating activities, including intercompany cash flows, were $1,244 million in 2013. Cash used by investing activities totaled $5,845 million in 2013, primarily due to the cost of receivables (excluding trade and wholesale) and cost of equipment on operating leases exceeding collections of these receivables and the proceeds from sales of equipment on operating leases by $4,523 million and an increase in trade receivables and wholesale notes of $1,153 million. Cash provided by financing activities totaled $4,321 million in 2013, representing primarily an increase in external borrowings of $2,397 million, borrowings from Deere & Company of $2,007 million and capital investment from Deere & Company of $122 million, partially offset by dividends paid of $186 million to Deere & Company. Cash and cash equivalents decreased $264 million.

Over the last three years, the operating activities, including intercompany cash flows, have provided $3,186 million in cash. In addition, an increase in total borrowings of $10,707 million and capital investment from Deere & Company of $455 million provided cash inflows. These amounts have been used mainly to fund receivables (excluding trade and wholesale) and equipment on operating lease acquisitions, which exceeded collections and the proceeds from sales of equipment on operating leases by $10,275 million, fund an increase in trade receivables and wholesale notes of $3,233 million and pay dividends to Deere & Company of $570 million. Cash and cash equivalents increased $39 million over the three-year period.

Receivables and equipment on operating leases increased by $4,851 million in 2013, compared with 2012. Total acquisition volumes of receivables (excluding trade and wholesale notes) and cost of equipment on operating leases increased 14 percent in 2013, compared with 2012. The volumes of operating leases, retail notes and financing leases increased approximately 34 percent, 19 percent and 6 percent, respectively, while revolving charge accounts remained about the same and operating loans decreased 52 percent due to lower market coverage. The amount of wholesale notes increased 23 percent and trade receivables increased 6 percent during 2013. At October 31, 2013 and 2012, net receivables and leases administered, which include receivables administered but not owned, were $36,559 million and $31,746 million, respectively.

Total external interest-bearing debt of the financial services operations was $28,524 million at the end of 2013, compared with $26,551 million at the end of 2012 and $22,894 million at the end of 2011. Total external borrowings have changed generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents, the change in payables owed to Deere & Company and the change in investment from Deere & Company. The financial services operations' ratio of total interest-bearing debt to total stockholder's equity was 7.3 to 1 at the end of 2013, 7.2 to 1 at the end of 2012 and 7.5 to 1 at the end of 2011.

The Capital Corporation has a revolving credit agreement to utilize bank conduit facilities to securitize retail notes (see Note 13). At October 31, 2013, the facility had a total capacity, or "financing limit," of up to $3,000 million of secured financings at any time. The facility was renewed in November 2013 for the same capacity. After a three-year revolving period, unless the banks and Capital Corporation agree to renew, Capital Corporation would liquidate the secured borrowings over time as payments on the retail notes are collected. At October 31, 2013, $1,563 million of short-term securitization borrowings was outstanding under the agreement.

During 2013, the financial services operations issued $2,789 million and retired $2,255 million of retail note securitization borrowings. During 2013, the financial services operations also issued $4,451 million and retired $4,767 million of long-term borrowings. The long-term borrowing retirements included $650 million of 5.10% Debentures due in January 2013. The remaining issuances and retirements were primarily medium-term notes.

OFF-BALANCE-SHEET ARRANGEMENTS

At October 31, 2013, the company had approximately $270 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. The maximum remaining term of the receivables guaranteed at October 31, 2013 was approximately seven years.

AGGREGATE CONTRACTUAL OBLIGATIONS

The payment schedule for the company's contractual obligations at October 31, 2013 in millions of dollars is as follows:

	Total	Less than 1 year	2&3 years	4&5 years	More than 5 years
On-balance-sheet					
Debt*					
Equipment operations	$ 5,967	$ 1,081	$ 477	$ 51	$ 4,358
Financial services**	28,287	9,870	9,777	5,521	3,119
Total	34,254	10,951	10,254	5,572	7,477
Interest relating to debt***	4,940	650	946	745	2,599
Accounts payable	3,128	2,998	89	38	3
Capital leases	37	23	9	3	2
Off-balance-sheet					
Purchase obligations	3,487	3,444	43		
Operating leases	413	130	156	79	48
Total	$46,259	$18,196	$11,497	$ 6,437	$10,129

* Principal payments.

** Securitization borrowings of $4,109 million classified as short-term on the balance sheet related to the securitization of retail notes are included in this table based on the expected payment schedule (see Note 18).

*** Includes projected payments related to interest rate swaps.

The previous table does not include unrecognized tax benefit liabilities of approximately $272 million at October 31, 2013 since the timing of future payments is not reasonably estimable at this time (see Note 8). For additional information regarding pension and other postretirement employee benefit obligations, short-term borrowings, long-term borrowings and lease obligations, see Notes 7, 18, 20 and 21, respectively.

CRITICAL ACCOUNTING POLICIES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions could have a significant effect on the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the company's financial statements and require the most difficult, subjective or complex judgments. The company's other accounting policies are described in the Notes to the Consolidated Financial Statements.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and retail sales volumes. The final cost of these programs and the amount of accrual required for a specific sale are fully determined when the dealer sells the equipment to the retail customer. This is due to numerous programs available at any particular time and new programs that may be announced after the company records the sale. Changes in the mix and types of programs affect these estimates, which are reviewed quarterly.

The sales incentive accruals at October 31, 2013, 2012 and 2011 were $1,531 million, $1,453 million and $1,122 million, respectively. The increase in 2013 and 2012 were primarily due to higher sales volumes.

The estimation of the sales incentive accrual is impacted by many assumptions. One of the key assumptions is the historical percent of sales incentive costs to retail sales from dealers. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .7 percent, compared to the average sales incentive costs to retail sales percent during that period. Holding other assumptions constant, if this estimated cost experience percent were to increase or decrease .7 percent, the sales incentive accrual at October 31, 2013 would increase or decrease by approximately $60 million.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and consideration of current quality developments. Variances in claims experience and the type of warranty programs affect these estimates, which are reviewed quarterly.

The product warranty accruals, excluding extended warranty unamortized premiums, at October 31, 2013, 2012 and 2011 were $822 million, $733 million and $662 million, respectively. The changes were primarily due to higher sales volumes in 2013 and 2012.

Estimates used to determine the product warranty accruals are significantly affected by the historical percent of warranty claims costs to sales. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .08 percent, compared to the average warranty costs to sales percent during that period. Holding other assumptions constant, if this estimated cost experience percent were to increase or decrease .08 percent, the warranty accrual at October 31, 2013 would increase or decrease by approximately $35 million.

Postretirement Benefit Obligations

Pension obligations and other postretirement employee benefit (OPEB) obligations are based on various assumptions used by the company's actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, expected return on plan assets, compensation increases, retirement rates, mortality rates and other factors. Actual results that differ from the assumptions and changes in assumptions affect future expenses and obligations.

The pension assets, net of pension liabilities, recognized on the balance sheet at October 31, 2013 were $40 million. The pension liabilities, net of pension assets, at October 31, 2012 and 2011 were $1,817 million and $1,373 million, respectively. The increase in pension net assets in 2013 was primarily due to the return on plan assets and increases in discount rates, partially offset by interest on the liabilities. The increase in pension net liabilities in 2012 was primarily due to decreases in discount rates and interest on the liabilities, partially offset by the return on plan assets. The OPEB liabilities, net of OPEB assets, on these same dates were $4,769 million, $5,736 million and $5,193 million, respectively. The decrease in the OPEB net liabilities in 2013 was primarily due to increases in discount rates and favorable claims experience, partially offset by interest on the liabilities. The increase in 2012 was primarily due to the decreases in discount rates and interest on the liabilities.

The effect of hypothetical changes to selected assumptions on the company's major U.S. retirement benefit plans would be as follows in millions of dollars:

		October 31, 2013	2014
Assumptions	Percentage Change	Increase (Decrease) PBO/APBO*	Increase (Decrease) Expense
Pension			
Discount rate**	+/-.5	$ (520)/551	$ (29)/27
Expected return on assets	+/-.5		(46)/46
OPEB			
Discount rate**	+/-.5	(326)/360	(12)/19
Expected return on assets	+/-.5		(5)/5
Health care cost trend rate**	+/-1.0	703/(558)	98/(62)

* Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for OPEB plans.

** Pretax impact on service cost, interest cost and amortization of gains or losses.

Goodwill

Goodwill is not amortized and is tested for impairment annually and when events or circumstances change such that it is more likely than not that the fair value of a reporting unit is reduced below its carrying amount. The end of the third quarter is the annual measurement date. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the implied fair value of the goodwill.

An estimate of the fair value of the reporting unit is determined through a combination of comparable market values for similar businesses and discounted cash flows. These estimates can change significantly based on such factors as the reporting unit's financial performance, economic conditions, interest rates, growth rates, pricing, changes in business strategies and competition.

Based on this testing, the company identified a reporting unit in 2012 for which the goodwill was impaired. In the fourth quarter of 2012, the company recorded a non-cash charge in cost of sales of $33 million pretax, or $31 million after-tax. The charge was associated with a reporting unit included in the agriculture and turf operating segment. The key factor contributing to the impairment was a decline in the reporting unit's forecasted financial performance (see Note 5).

A 10 percent decrease in the estimated fair value of the company's reporting units not being held for sale would have had no impact on the carrying value of goodwill at the annual measurement date in 2013.

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the losses inherent in the company's receivable portfolio. The level of the allowance is based on many quantitative and qualitative factors, including historical loss experience by product category, portfolio duration, delinquency trends, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly. Different assumptions or changes in economic conditions would result in changes to the allowance for credit losses and the provision for credit losses.

The total allowance for credit losses at October 31, 2013, 2012 and 2011 was $240 million, $243 million and $269 million, respectively. The allowance was approximately the same in 2013, compared to 2012. The decrease in 2012, compared to 2011, was primarily due to decreases in loss experience.

The assumptions used in evaluating the company's exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolio represents one of the key assumptions involved in determining the allowance for credit losses. Over the last five fiscal years, this percent has varied by an average of approximately plus or minus .28 percent, compared to the average loss experience percent during that period. Holding other assumptions constant, if this estimated loss experience on the receivable portfolio were to increase or decrease .28 percent, the allowance for credit losses at October 31, 2013 would increase or decrease by approximately $95 million.

Operating Lease Residual Values

The carrying value of equipment on operating leases is affected by the estimated fair values of the equipment at the end of the lease (residual values). Upon termination of the lease, the equipment is either purchased by the lessee or sold to a third party, in which case the company may record a gain or a loss for the difference between the estimated residual value and the sales price. The residual values are dependent on current economic conditions and are reviewed quarterly. Changes in residual value assumptions would affect the amount of depreciation expense and the amount of investment in equipment on operating leases.

The total operating lease residual values at October 31, 2013, 2012 and 2011 were $2,115 million, $1,676 million and $1,425 million, respectively. The changes in 2013 and 2012 were primarily due to the increasing levels of operating leases.

Estimates used in determining end of lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 10 percent from the company's present estimates, the total impact would be to increase the company's annual depreciation for equipment on operating leases by approximately $95 million.

FINANCIAL INSTRUMENT MARKET RISK INFORMATION

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business and not for the purpose of creating speculative positions or trading. The company's financial services manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the functional currencies. The company has entered into agreements related to the management of these foreign currency transaction risks.

Interest Rate Risk

Quarterly, the company uses a combination of cash flow models to assess the sensitivity of its financial instruments with interest rate exposure to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for marketable securities are primarily discounted at the applicable benchmark yield curve plus market credit spreads. Cash flows for unsecured borrowings are discounted at the applicable benchmark yield curve plus market credit spreads for similarly rated borrowers. Cash flows for securitized borrowings are discounted at the swap yield curve plus a market credit spread for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forward rates from the swap yield curve at the repricing dates. The net loss in these financial instruments' fair values which would be caused by decreasing the interest rates by 10 percent from the market rates at October 31, 2013 would have been approximately $14 million. The net loss from decreasing the interest rates by 10 percent at October 31, 2012 would have been approximately $33 million.

Foreign Currency Risk

In the equipment operations, the company's practice is to hedge significant currency exposures. Worldwide foreign currency exposures are reviewed quarterly. Based on the equipment operations' anticipated and committed foreign currency cash inflows, outflows and hedging policy for the next twelve months, the company estimates that a hypothetical 10 percent weakening of the U.S. dollar relative to other currencies through 2014 would decrease the 2014 expected net cash inflows by $10 million. At October 31, 2012, a hypothetical 10 percent weakening of the U.S. dollar under similar assumptions and calculations indicated a potential $68 million adverse effect on the 2013 net cash inflows.

In the financial services operations, the company's policy is to hedge the foreign currency risk if the currency of the borrowings does not match the currency of the receivable portfolio. As a result, a hypothetical 10 percent adverse change in the value of the U.S. dollar relative to all other foreign currencies would not have a material effect on the financial services cash flows.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Deere & Company is responsible for establishing and maintaining adequate internal control over financial reporting. Deere & Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the company's internal control over financial reporting as of October 31, 2013, using the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of October 31, 2013, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm has issued an audit report on the effectiveness of the company's internal control over financial reporting. This report appears below.

December 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries (the "Company") as of October 31, 2013 and 2012, and the related statements of consolidated income, comprehensive income, changes in consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended October 31, 2013. We also have audited the Company's internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP
Chicago, Illinois
December 16, 2013

Deere & Company

STATEMENT OF CONSOLIDATED INCOME

For the Years Ended October 31, 2013, 2012 and 2011

(In millions of dollars)

	2013	2012	2011
Net Sales and Revenues			
Net sales	$ 34,997.9	$33,500.9	$29,466.1
Finance and interest income	2,115.1	1,981.3	1,922.6
Other income	682.4	674.9	623.8
Total	37,795.4	36,157.1	32,012.5
Costs and Expenses			
Cost of sales	25,667.3	25,007.8	21,919.4
Research and development expenses	1,477.3	1,433.6	1,226.2
Selling, administrative and general expenses	3,605.5	3,417.0	3,168.7
Interest expense	741.3	782.8	759.4
Other operating expenses	820.6	781.5	716.0
Total	32,312.0	31,422.7	27,789.7
Income of Consolidated Group before Income Taxes	5,483.4	4,734.4	4,222.8
Provision for income taxes	1,945.9	1,659.4	1,423.6
Income of Consolidated Group	3,537.5	3,075.0	2,799.2
Equity in income (loss) of unconsolidated affiliates	.1	(3.4)	8.6
Net Income	3,537.6	3,071.6	2,807.8
Less: Net income attributable to noncontrolling interests	.3	6.9	7.9
Net Income Attributable to Deere & Company	$ 3,537.3	$ 3,064.7	$ 2,799.9
Per Share Data			
Basic	$ 9.18	$ 7.72	$ 6.71
Diluted	$ 9.09	$ 7.63	$ 6.63
Dividends declared	$ 1.99	$ 1.79	$ 1.52
Average Shares Outstanding			
Basic	385.3	397.1	417.4
Diluted	389.2	401.5	422.4

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

For the Years Ended October 31, 2013, 2012 and 2011

(In millions of dollars)

	2013	2012	2011
Net Income	$ 3,537.6	$ 3,071.6	$ 2,807.8
Other Comprehensive Income (Loss), Net of Income Taxes			
Retirement benefits adjustment	1,950.0	(623.6)	(338.4)
Cumulative translation adjustment	(70.9)	(270.0)	17.8
Unrealized gain (loss) on derivatives	10.7	(5.1)	20.9
Unrealized gain (loss) on investments	(11.3)	4.9	1.3
Other Comprehensive Income (Loss), Net of Income Taxes	1,878.5	(893.8)	(298.4)
Comprehensive Income of Consolidated Group	5,416.1	2,177.8	2,509.4
Less: Comprehensive income attributable to noncontrolling interests	.4	6.6	7.9
Comprehensive Income Attributable to Deere & Company	$ 5,415.7	$ 2,171.2	$ 2,501.5

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

CONSOLIDATED BALANCE SHEET

As of October 31, 2013 and 2012

(In millions of dollars except per share amounts)

	2013	2012
ASSETS		
Cash and cash equivalents	$ 3,504.0	$ 4,652.2
Marketable securities	1,624.8	1,470.4
Receivables from unconsolidated affiliates	31.2	59.7
Trade accounts and notes receivable - net	3,758.2	3,799.1
Financing receivables - net	25,632.7	22,159.1
Financing receivables securitized - net	4,153.1	3,617.6
Other receivables	1,464.0	1,790.9
Equipment on operating leases - net	3,152.2	2,527.8
Inventories	4,934.7	5,170.0
Property and equipment - net	5,466.9	5,011.9
Investments in unconsolidated affiliates	221.4	215.0
Goodwill	844.8	921.2
Other intangible assets - net	77.1	105.0
Retirement benefits	551.1	20.2
Deferred income taxes	2,325.4	3,280.4
Other assets	1,274.7	1,465.3
Assets held for sale	505.0	
Total Assets	$ 59,521.3	$ 56,265.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	$ 8,788.9	$ 6,392.5
Short-term securitization borrowings	4,109.1	3,574.8
Payables to unconsolidated affiliates	106.9	135.2
Accounts payable and accrued expenses	8,973.6	8,988.9
Deferred income taxes	160.3	164.4
Long-term borrowings	21,577.7	22,453.1
Retirement benefits and other liabilities	5,416.7	7,694.9
Liabilities held for sale	120.4	
Total liabilities	49,253.6	49,403.8
Commitments and contingencies (Note 22)		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value (authorized – 1,200,000,000 shares; issued – 536,431,204 shares in 2013 and 2012), at paid-in amount	3,524.2	3,352.2
Common stock in treasury, 162,628,440 shares in 2013 and 148,625,875 shares in 2012, at cost	(10,210.9)	(8,813.8)
Retained earnings	19,645.6	16,875.2
Accumulated other comprehensive income (loss)	(2,693.1)	(4,571.5)
Total Deere & Company stockholders' equity	10,265.8	6,842.1
Noncontrolling interests	1.9	19.9
Total stockholders' equity	10,267.7	6,862.0
Total Liabilities and Stockholders' Equity	$ 59,521.3	$ 56,265.8

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CONSOLIDATED CASH FLOWS

For the Years Ended October 31, 2013, 2012 and 2011

(In millions of dollars)

	2013	2012	2011
Cash Flows from Operating Activities			
Net income	$ 3,537.6	$ 3,071.6	$ 2,807.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	20.5	5.1	13.5
Provision for depreciation and amortization	1,140.3	1,004.2	914.9
Impairment charges	102.0	33.4	
Share-based compensation expense	80.7	74.5	69.0
Undistributed earnings of unconsolidated affiliates	9.1	1.8	11.1
Credit for deferred income taxes	(172.6)	(91.8)	(168.0)
Changes in assets and liabilities:			
Trade, notes and financing receivables related to sales	(1,510.2)	(1,901.6)	(808.9)
Insurance receivables	263.4	(338.5)	(300.1)
Inventories	(728.4)	(1,510.2)	(1,730.5)
Accounts payable and accrued expenses	217.1	1,061.8	1,287.0
Accrued income taxes payable/receivable	80.4	(72.3)	1.2
Retirement benefits	262.0	63.3	495.3
Other	(47.6)	(233.6)	(266.0)
Net cash provided by operating activities	3,254.3	1,167.7	2,326.3
Cash Flows from Investing Activities			
Collections of receivables (excluding receivables related to sales)	14,088.0	13,064.9	12,151.4
Proceeds from maturities and sales of marketable securities	843.9	240.3	32.4
Proceeds from sales of equipment on operating leases	936.7	799.5	683.4
Proceeds from sales of businesses, net of cash sold	22.0	30.2	911.1
Cost of receivables acquired (excluding receivables related to sales)	(17,011.7)	(15,139.0)	(13,956.8)
Purchases of marketable securities	(1,026.3)	(922.2)	(586.9)
Purchases of property and equipment	(1,158.4)	(1,319.2)	(1,056.6)
Cost of equipment on operating leases acquired	(1,216.9)	(801.8)	(624.2)
Acquisitions of businesses, net of cash acquired	(83.5)		(60.8)
Other	(214.5)	43.2	(113.7)
Net cash used for investing activities	(4,820.7)	(4,004.1)	(2,620.7)
Cash Flows from Financing Activities			
Increase (decrease) in total short-term borrowings	2,749.4	894.9	(226.1)
Proceeds from long-term borrowings	4,734.0	10,642.0	5,655.0
Payments of long-term borrowings	(4,958.5)	(5,396.0)	(3,220.8)
Proceeds from issuance of common stock	174.5	61.0	170.0
Repurchases of common stock	(1,531.4)	(1,587.7)	(1,667.0)
Dividends paid	(752.9)	(697.9)	(593.1)
Excess tax benefits from share-based compensation	50.7	30.1	70.1
Other	(59.3)	(66.2)	(48.5)
Net cash provided by financing activities	406.5	3,880.2	139.6
Effect of Exchange Rate Changes on Cash and Cash Equivalents	11.7	(38.8)	11.4
Net Increase (Decrease) in Cash and Cash Equivalents	(1,148.2)	1,005.0	(143.4)
Cash and Cash Equivalents at Beginning of Year	4,652.2	3,647.2	3,790.6
Cash and Cash Equivalents at End of Year	$ 3,504.0	$ 4,652.2	$ 3,647.2

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

For the Years Ended October 31, 2011, 2012 and 2013

(In millions of dollars)

		Deere & Company Stockholders				
	Total Stockholders' Equity	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests
Balance October 31, 2010	$ 6,303.4	$ 3,106.3	$ (5,789.5)	$ 12,353.1	$ (3,379.6)	$ 13.1
Net income	2,807.8			2,799.9		7.9
Other comprehensive loss	(298.4)				(298.4)	
Repurchases of common stock	(1,667.0)		(1,667.0)			
Treasury shares reissued	163.7		163.7			
Dividends declared	(638.0)			(633.5)		(4.5)
Stock options and other	143.4	145.4		(.1)		(1.9)
Balance October 31, 2011	6,814.9	3,251.7	(7,292.8)	14,519.4	(3,678.0)	14.6
Net income	3,071.6			3,064.7		6.9
Other comprehensive loss	(893.8)				(893.5)	(.3)
Repurchases of common stock	(1,587.7)		(1,587.7)			
Treasury shares reissued	66.7		66.7			
Dividends declared	(709.2)			(708.9)		(.3)
Stock options and other	99.5	100.5				(1.0)
Balance October 31, 2012	6,862.0	3,352.2	(8,813.8)	16,875.2	(4,571.5)	19.9
Net income	3,537.6			3,537.3		.3
Other comprehensive income	1,878.5				1,878.4	.1
Repurchases of common stock	(1,531.4)		(1,531.4)			
Treasury shares reissued	134.3		134.3			
Dividends declared	(774.5)			(766.6)		(7.9)
Deconsolidation of variable interest entity	(10.6)					(10.6)
Stock options and other	171.8	172.0		(.3)		.1
Balance October 31, 2013	$ 10,267.7	$ 3,524.2	$ (10,210.9)	$ 19,645.6	$ (2,693.1)	$ 1.9

The notes to consolidated financial statements are an integral part of this statement.

1. ORGANIZATION AND CONSOLIDATION

Structure of Operations

The information in the notes and related commentary are presented in a format which includes data grouped as follows:

Equipment Operations – Includes the company's agriculture and turf operations and construction and forestry operations with financial services reflected on the equity basis.

Financial Services – Includes primarily the company's financing operations.

Consolidated – Represents the consolidation of the equipment operations and financial services. References to "Deere & Company" or "the company" refer to the entire enterprise.

Principles of Consolidation

The consolidated financial statements represent primarily the consolidation of all companies in which Deere & Company has a controlling interest. Certain variable interest entities (VIEs) are consolidated since the company has both the power to direct the activities that most significantly impact the VIEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate (see Note 10). Other investments (less than 20 percent ownership) are recorded at cost.

Variable Interest Entities

The company was previously the primary beneficiary of and consolidated a supplier that was a VIE. The company had both the power to direct the activities of the VIE that most significantly impacted the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In the first quarter of 2013, the entity was deconsolidated since the company no longer has a variable interest in the supplier. No related parties were involved in the deconsolidation. The effect on the financial statements for the deconsolidation was a decrease in assets, liabilities and noncontrolling interests of approximately $26 million, $15 million and $11 million, respectively, with no gain or loss. No additional support beyond what was previously contractually required was provided during any periods presented. The VIE produced blended fertilizer and other lawn care products for the agriculture and turf segment.

The assets and liabilities of this supplier VIE consisted of the following last year at October 31 in millions of dollars:

	2012
Cash and cash equivalents	$ 26
Intercompany receivables	7
Inventories	25
Property and equipment – net	2
Other assets	5
Total assets	$ 65
Short-term borrowings	$ 5
Accounts payable and accrued expenses	48
Total liabilities	$ 53

The VIE was financed primarily through its own liabilities. The assets of the VIE could only be used to settle the obligations of the VIE. The creditors of the VIE did not have recourse to the general credit of the company.

See Note 13 for VIEs related to securitization of financing receivables.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies in addition to those included in other notes to the consolidated financial statements.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Sales of equipment and service parts are recorded when the sales price is determinable and the risks and rewards of ownership are transferred to independent parties based on the sales agreements in effect. In the U.S. and most international locations, this transfer occurs primarily when goods are shipped. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which the risks and rewards of ownership are not transferred to the dealer. Accordingly, in these locations, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay. No right of return exists on sales of equipment. Service parts and certain attachments returns are estimable and accrued at the time a sale is recognized. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

Financing revenue is recorded over the lives of related receivables using the interest method. Insurance premiums recorded in other income are generally recognized in proportion to the costs expected to be incurred over the contract period. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the interest method. Income and deferred costs on the origination of operating leases are recognized on a straight-line basis over the scheduled lease terms in finance revenue.

Sales Incentives

At the time a sale is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when a dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and retail sales volumes.

Product Warranties

At the time a sale is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims (see Note 22).

Sales Taxes
The company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the company and its customers. These taxes may include sales, use, value-added and some excise taxes. The company reports the collection of these taxes on a net basis (excluded from revenues).

Shipping and Handling Costs
Shipping and handling costs related to the sales of the company's equipment are included in cost of sales.

Advertising Costs
Advertising costs are charged to expense as incurred. This expense was $183 million in 2013, $177 million in 2012 and $163 million in 2011.

Depreciation and Amortization
Property and equipment, capitalized software and other intangible assets are stated at cost less accumulated depreciation or amortization. These assets are depreciated over their estimated useful lives generally using the straight-line method. Equipment on operating leases is depreciated over the terms of the leases using the straight-line method. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

Securitization of Receivables
Certain financing receivables are periodically transferred to special purpose entities (SPEs) in securitization transactions (see Note 13). These securitizations qualify as collateral for secured borrowings and no gains or losses are recognized at the time of securitization. The receivables remain on the balance sheet and are classified as "Financing receivables securitized - net." The company recognizes finance income over the lives of these receivables using the interest method.

Receivables and Allowances
All financing and trade receivables are reported on the balance sheet at outstanding principal adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated financing receivables. Allowances for credit losses are maintained in amounts considered to be appropriate in relation to the receivables outstanding based on collection experience, economic conditions and credit risk quality. Receivables are written-off to the allowance when the account is considered uncollectible.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets
The company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events or circumstances warrant such a review. Goodwill and intangible assets with indefinite lives are tested for impairment annually at the end of the third fiscal quarter each year, or more often if events or circumstances indicate a reduction in the fair value below the carrying value. Goodwill is allocated and reviewed for impairment by reporting units, which consist primarily of the operating segments and certain other reporting units. The goodwill is allocated to the reporting unit in which the business that created the goodwill resides. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill or long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset (see Note 5).

Derivative Financial Instruments
It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's financial services manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the functional currencies.

All derivatives are recorded at fair value on the balance sheet. Cash collateral received or paid is not offset against the derivative fair values on the balance sheet. Each derivative is designated as either a cash flow hedge, a fair value hedge, or remains undesignated. Changes in the fair value of derivatives that are designated and effective as cash flow hedges are recorded in other comprehensive income and reclassified to the income statement when the effects of the item being hedged are recognized in the income statement. Changes in the fair value of derivatives that are designated and effective as fair value hedges are recognized currently in net income. These changes are offset in net income to the extent the hedge was effective by fair value changes related to the risk being hedged on the hedged item. Changes in the fair value of undesignated hedges are recognized currently in the income statement. All ineffective changes in derivative fair values are recognized currently in net income.

All designated hedges are formally documented as to the relationship with the hedged item as well as the risk-management strategy. Both at inception and on an ongoing basis the hedging instrument is assessed as to its effectiveness. If and when a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer likely to occur, or the hedge designation is removed, or the derivative is terminated, the hedge accounting discussed above is discontinued (see Note 27).

Foreign Currency Translation
The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates. The revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are recorded in other comprehensive income. Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved and foreign exchange forward contracts are included in net income. The pretax net losses for foreign exchange in 2013, 2012 and 2011 were $26 million, $96 million and $121 million, respectively.

3. NEW ACCOUNTING STANDARDS

New Accounting Standards Adopted

In the first quarter of 2013, the company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-05, Presentation of Comprehensive Income, which amends Accounting Standards Codification (ASC) 220, Comprehensive Income. This ASU requires the presentation of total comprehensive income, total net income and the components of net income and comprehensive income either in a single continuous statement or in two separate but consecutive statements. The company has presented two separate but consecutive statements with the tax effects for other comprehensive income items disclosed in the notes. The requirements do not change how earnings per share is calculated or presented. The adoption did not have a material effect on the company's consolidated financial statements.

In the first quarter of 2013, the company adopted FASB ASU No. 2011-08, Testing Goodwill for Impairment, which amends ASC 350, Intangibles - Goodwill and Other. This ASU gives an entity the option to first assess qualitative factors to determine if goodwill is impaired. The entity may first determine based on qualitative factors if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If that assessment indicates no impairment, the first and second steps of the quantitative goodwill impairment test are not required. The adoption did not have a material effect on the company's consolidated financial statements.

In the first quarter of 2013, the company adopted FASB ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which amends ASC 350, Intangibles – Goodwill and Other. This ASU gives an entity the option to first assess qualitative factors to determine if indefinite-lived intangible assets are impaired. The entity may first determine based on qualitative factors if it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount. If that assessment indicates no impairment, the quantitative impairment test is not required. The adoption did not have a material effect on the company's consolidated financial statements.

New Accounting Standards to be Adopted

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities, which amends ASC 210, Balance Sheet. This ASU requires entities to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and those subject to an agreement similar to a master netting arrangement. This would include derivatives and other financial securities arrangements. The effective date will be the first quarter of fiscal year 2014 and must be applied retrospectively. The adoption will not have a material effect on the company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which amends ASC 220, Comprehensive Income. This ASU requires the disclosure of amounts reclassified out of accumulated other comprehensive income by component and by net income line item. The disclosure may be provided either parenthetically on the face of the financial statements or in the notes. The effective date will be the first quarter of fiscal year 2014 and must be applied prospectively. The adoption will not have a material effect on the company's consolidated financial statements.

4. ACQUISITIONS AND DISPOSITIONS

In September 2013, the company acquired Bauer Built Manufacturing Inc., a manufacturer of planters located in Paton, Iowa, for approximately $84 million. The fair values assigned to the assets and liabilities related to the acquired entity were approximately $9 million of receivables, $11 million of inventories, $25 million of property and equipment, $13 million of goodwill, $26 million of identifiable intangible assets, $1 million of other assets and $1 million of liabilities. The identifiable intangibles were primarily related to technology, a non-compete contract, customer relationships and a trademark, which have amortization periods with a weighted-average of seven years. The entity was consolidated and the results of these operations have been included in the company's consolidated financial statements in the agriculture and turf segment since the date of acquisition. The pro forma results of operations as if the acquisition had occurred at the beginning of the current or comparative fiscal year would not differ significantly from the reported results.

In October 2013, the company entered into an investment agreement with a private equity investment firm affiliated with Clayton, Dubilier & Rice, LLC (CD&R) for the sale of 60 percent of its subsidiary John Deere Landscapes LLC (Landscapes). Landscapes is included in the company's agriculture and turf segment and distributes irrigation equipment, nursery products and landscape supplies, including seed, fertilizer and hardscape materials, primarily to landscape service professionals. The sale is a result of the company's intention to invest its resources in growing its core businesses. The 60 percent sale for approximately $300 million proceeds includes a $174 million equity contribution from CD&R and third party debt to be raised by Landscapes. The equity contribution is in the form of newly issued cumulative convertible participating preferred units representing 60 percent of the voting rights (on an as converted basis), which will rank senior to the company's common stock as to dividends. The preferred units have an initial liquidation preference of $174 million and will accrue dividends at a rate of 12 percent per annum. The liquidation preference will be subject to the company's rights under the stockholders agreement. Due to preferred dividend payment in additional preferred shares over the first two years, CD&R's ownership will increase over the two-year period. The company will retain initially 40 percent of the Landscapes business in the form of common stock and report the results as an equity investment in unconsolidated affiliates. The fair value of the company's 40 percent equity investment to be retained was approximately $80 million at October 31, 2013.

The major classes of the total consolidated assets and liabilities of the Landscapes business that were classified as held for sale at October 31 were as follows in millions of dollars:

	2013
Trade accounts and notes receivables – net	$ 153
Inventories	219
Property and equipment – net	37
Goodwill	106
Other intangible assets – net	25
Other assets	10
Asset impairment	(45)
Total assets held for sale	$ 505
Accounts payable and accrued expenses, and **Total liabilities held for sale**	$ 120

5. SPECIAL ITEMS

Impairments

In 2013, the company recorded a non-cash charge for the impairment of long-lived assets of $57 million pretax, or $51 million after-tax. This consists of $50 million pretax, or $44 million after-tax, in the third quarter and $7 million pretax and after-tax in the fourth quarter, related to the company's Water operations, which are included in the agriculture and turf operating segment. The total pretax impairment loss consisted of $50 million recorded in cost of sales and $7 million in selling, administrative and general expenses. The impairments were due to a decline in the forecasted financial performance and a review of strategic options for the business (see Note 26).

In the fourth quarter of 2013, the company recorded a non-cash charge of $45 million pretax and after-tax in other operating expenses for an impairment to write the Landscapes operations down to realizable value. These operations were included in the agriculture and turf operating segment and classified as held for sale at October 31, 2013 (see Note 4).

In the fourth quarter of 2012, the company recorded a non-cash charge in cost of sales for the impairment of goodwill of $33 million pretax, or $31 million after-tax, related to the company's Water operations. The goodwill impairment in 2012 was due to a decline in the forecasted financial performance as a result of more complex integration activities. The goodwill in this reporting unit was completely written off in 2012 (see Note 26).

6. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with purchased maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings, excluding the current maturities of long-term borrowings, mature or may require payment within three months or less.

The equipment operations sell a significant portion of their trade receivables to financial services. These intercompany cash flows are eliminated in the consolidated cash flows.

All cash flows from the changes in trade accounts and notes receivable (see Note 12) are classified as operating activities in the statement of consolidated cash flows as these receivables arise from sales to the company's customers. Cash flows from financing receivables that are related to sales to the company's customers (see Note 12) are also included in operating activities. The remaining financing receivables are related to the financing of equipment sold by independent dealers and are included in investing activities.

The company had the following non-cash operating and investing activities that were not included in the statement of consolidated cash flows. The company transferred inventory to equipment on operating leases of $659 million, $563 million and $449 million in 2013, 2012 and 2011, respectively. The company also had accounts payable related to purchases of property and equipment of $198 million, $185 million and $135 million at October 31, 2013, 2012 and 2011, respectively.

Cash payments for interest and income taxes consisted of the following in millions of dollars:

	2013	2012	2011
Interest:			
Equipment operations	$ 511	$ 420	$ 370
Financial services	502	638	616
Intercompany eliminations	(247)	(248)	(231)
Consolidated	$ 766	$ 810	$ 755
Income taxes:			
Equipment operations	$ 1,863	$ 1,704	$ 1,379
Financial services	270	207	336
Intercompany eliminations	(179)	(167)	(266)
Consolidated	$ 1,954	$ 1,744	$ 1,449

7. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans and postretirement health care and life insurance plans covering its U.S. employees and employees in certain foreign countries. The company uses an October 31 measurement date for these plans.

The components of net periodic pension cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2013	2012	2011
Pensions			
Service cost	$ 273	$ 220	$ 197
Interest cost	439	465	492
Expected return on plan assets	(778)	(787)	(793)
Amortization of actuarial losses	265	202	148
Amortization of prior service cost	12	47	46
Early-retirement benefits		3	
Settlements/curtailments	2	10	1
Net cost	$ 213	$ 160	$ 91
Weighted-average assumptions			
Discount rates	3.8%	4.4%	5.0%
Rate of compensation increase	3.9%	3.9%	3.9%
Expected long-term rates of return	7.8%	8.0%	8.1%

The components of net periodic postretirement benefits cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2013	2012	2011
Health care and life insurance			
Service cost	$ 58	$ 49	$ 44
Interest cost	255	281	326
Expected return on plan assets	(84)	(100)	(113)
Amortization of actuarial loss	141	136	271
Amortization of prior service credit	(8)	(15)	(16)
Net cost	$ 362	$ 351	$ 512
Weighted-average assumptions			
Discount rates	3.8%	4.4%	5.2%
Expected long-term rates of return	7.5%	7.7%	7.7%

For fiscal year 2012, the participants in one of the company's postretirement health care plans became "almost all" inactive as described by the applicable accounting standards due to additional retirements. As a result, beginning in 2012, the net actuarial loss for this plan in the table above is being amortized over the longer period for the average remaining life expectancy of the inactive participants rather than the average remaining service period of the active participants. The amortization of actuarial loss also decreased in 2012 due to lower expected costs from the prescription drug plan to provide group benefits under Medicare Part D as an alternative to collecting the retiree drug subsidy.

The previous pension cost in net income and other changes in plan assets and benefit obligations in other comprehensive income in millions of dollars were as follows:

	2013	2012	2011
Pensions			
Net cost	$ 213	$ 160	$ 91
Retirement benefit adjustments included in other comprehensive (income) loss:			
Net actuarial (gain) loss	(1,481)	999	848
Prior service (credit) cost	(26)	5	9
Amortization of actuarial loss	(265)	(202)	(148)
Amortization of prior service cost	(12)	(47)	(46)
Settlements/curtailments	(2)	(10)	(1)
Total (gain) loss recognized in other comprehensive (income) loss	(1,786)	745	662
Total recognized in comprehensive (income) loss	$(1,573)	$ 905	$ 753

The previous postretirement benefits cost in net income and other changes in plan assets and benefit obligations in other comprehensive income in millions of dollars were as follows:

	2013	2012	2011
Health care and life insurance			
Net cost	$ 362	$ 351	$ 512
Retirement benefit adjustments included in other comprehensive (income) loss:			
Net actuarial (gain) loss	(1,165)	335	132
Prior service (credit) cost	(2)	2	
Amortization of actuarial loss	(141)	(136)	(271)
Amortization of prior service credit	8	15	16
Total (gain) loss recognized in other comprehensive (income) loss	(1,300)	216	(123)
Total recognized in comprehensive (income) loss	$ (938)	$ 567	$ 389

The benefit plan obligations, funded status and the assumptions related to the obligations at October 31 in millions of dollars follow:

	Pensions		Health Care and Life Insurance	
	2013	2012	2013	2012
Change in benefit obligations				
Beginning of year balance	$(11,834)	$(10,925)	$ (7,023)	$(6,652)
Service cost	(273)	(220)	(58)	(49)
Interest cost	(439)	(465)	(255)	(281)
Actuarial gain (loss)	951	(947)	1,092	(347)
Amendments	26	(5)	2	(2)
Benefits paid	655	656	329	333
Health care subsidies			(16)	(15)
Settlements/curtailments	3	10		
Foreign exchange and other	(57)	62	3	(10)
End of year balance	(10,968)	(11,834)	(5,926)	(7,023)
Change in plan assets (fair value)				
Beginning of year balance	10,017	9,552	1,287	1,459
Actual return on plan assets	1,312	736	158	113
Employer contribution	301	441	37	37
Benefits paid	(655)	(656)	(329)	(333)
Settlements	(3)	(10)		
Foreign exchange and other	36	(46)	4	11
End of year balance	11,008	10,017	1,157	1,287
Funded status	$ 40	$ (1,817)	$ (4,769)	$(5,736)
Weighted-average assumptions				
Discount rates	4.5%	3.8%	4.7%	3.8%
Rate of compensation increase	3.8%	3.9%		

The amounts recognized at October 31 in millions of dollars consist of the following:

	Pensions		Health Care and Life Insurance	
	2013	2012	2013	2012
Amounts recognized in balance sheet				
Noncurrent asset	$ 551	$ 20		
Current liability	(58)	(53)	$ (21)	$ (23)
Noncurrent liability	(453)	(1,784)	(4,748)	(5,713)
Total	$ 40	$ (1,817)	$ (4,769)	$ (5,736)
Amounts recognized in accumulated other comprehensive income – pretax				
Net actuarial loss	$ 3,512	$ 5,260	$ 960	$ 2,266
Prior service cost (credit)	67	105	(41)	(47)
Total	$ 3,579	$ 5,365	$ 919	$ 2,219

The total accumulated benefit obligations for all pension plans at October 31, 2013 and 2012 was $10,352 million and $11,181 million, respectively.

The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $680 million and $267 million, respectively, at October 31, 2013 and $10,987 million and $9,787 million, respectively, at October 31, 2012. The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $1,340 million and $829 million, respectively, at October 31, 2013 and $11,627 million and $9,790 million, respectively, at October 31, 2012.

The amounts in accumulated other comprehensive income that are expected to be amortized as net expense (income) during fiscal 2014 in millions of dollars follow:

	Pensions	Health Care and Life Insurance
Net actuarial loss	$ 174	$ 37
Prior service cost (credit)	25	(3)
Total	$ 199	$ 34

The company expects to contribute approximately $88 million to its pension plans and approximately $27 million to its health care and life insurance plans in 2014, which are primarily direct benefit payments for unfunded plans.

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, are as follows in millions of dollars:

	Pensions	Health Care and Life Insurance*
2014	$ 690	$ 321
2015	673	331
2016	672	339
2017	679	357
2018	682	362
2019 to 2023	3,467	1,831

* Net of prescription drug group benefit subsidy under Medicare Part D.

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine accumulated postretirement benefit obligations were based on the trends for medical and prescription drug claims for pre- and post-65 age groups due to the effects of Medicare. At October 31, 2013, the weighted-average composite trend rates for these obligations were assumed to be a 6.5 percent increase from 2013 to 2014, gradually decreasing to 5.0 percent from 2021 to 2022 and all future years. The obligations at October 31, 2012 and the cost in 2013 assumed a 7.1 percent increase from 2012 to 2013, gradually decreasing to 5.0 percent from 2018 to 2019 and all future years. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations by $717 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for the year by $43 million. A decrease of one percentage point would decrease the obligations by $570 million and the cost by $34 million.

The discount rate assumptions used to determine the postretirement obligations at October 31, 2013 and 2012 were based on hypothetical AA yield curves represented by a series of annualized individual discount rates. These discount rates represent the rates at which the company's benefit obligations could effectively be settled at the October 31 measurement dates.

Fair value measurement levels in the following tables are defined in Note 26.

The fair values of the pension plan assets at October 31, 2013 follow in millions of dollars:

	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$ 1,190	$ 317	$ 873	
Equity:				
U.S. equity securities	3,321	3,321		
U.S. equity funds	47	5	42	
International equity securities	1,953	1,953		
International equity funds	481	68	413	
Fixed Income:				
Government and agency securities	391	370	21	
Corporate debt securities	278		278	
Mortgage-backed securities	106	14	92	
Fixed income funds	601	91	510	
Real estate	550	110	12	$ 428
Private equity/venture capital	1,416			1,416
Hedge funds	529		379	150
Other investments	389	3	386	
Derivative contracts - assets*	769	10	759	
Derivative contracts - liabilities**	(591)	(6)	(585)	
Receivables, payables and other	14	14		
Securities lending collateral	716		716	
Securities lending liability	(716)		(716)	
Securities sold short	(436)	(436)		
Total net assets	$ 11,008	$ 5,834	$ 3,180	$ 1,994

* Includes contracts for interest rates of $749 million, foreign currency of $10 million, equity of $9 million and other of $1 million.
** Includes contracts for interest rates of $563 million, foreign currency of $22 million and other of $6 million.

The fair values of the pension plan assets at October 31, 2012 follow in millions of dollars:

	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$ 1,166	$ 287	$ 879	
Equity:				
U.S. equity securities	2,481	2,481		
U.S. equity funds	43	8	35	
International equity securities	1,477	1,477		
International equity funds	411	49	362	
Fixed Income:				
Government and agency securities	404	379	25	
Corporate debt securities	220		220	
Mortgage-backed securities	126		126	
Fixed income funds	853	92	761	
Real estate	537	104	14	$ 419
Private equity/venture capital	1,319			1,319
Hedge funds	578	2	422	154
Other investments	508	1	507	
Derivative contracts - assets*	721	1	720	
Derivative contracts - liabilities**	(454)	(20)	(434)	
Receivables, payables and other	(41)	(41)		
Securities lending collateral	223		223	
Securities lending liability	(223)		(223)	
Securities sold short	(332)	(332)		
Total net assets	$ 10,017	$ 4,488	$ 3,637	$ 1,892

* Includes contracts for interest rates of $707 million, foreign currency of $8 million and other of $6 million.
** Includes contracts for interest rates of $418 million, foreign currency of $12 million and other of $24 million.

The fair values of the health care assets at October 31, 2013 follow in millions of dollars:

	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$ 58	$ 29	$ 29	
Equity:				
U.S. equity securities	298	298		
U.S. equity funds	84	84		
International equity securities	71	71		
International equity funds	187		187	
Fixed Income:				
Government and agency securities	184	180	4	
Corporate debt securities	33		33	
Mortgage-backed securities	11		11	
Fixed income funds	58		58	
Real estate	52	6	31	$ 15
Private equity/venture capital	48			48
Hedge funds	71		66	5
Other investments	13		13	
Derivative contracts - assets*	4		4	
Derivative contracts - liabilities**	(1)		(1)	
Receivables, payables and other	1	1		
Securities lending collateral	109		109	
Securities lending liability	(109)		(109)	
Securities sold short	(15)	(15)		
Total net assets	$ 1,157	$ 654	$ 435	$ 68

* Includes contracts for interest rates of $3 million and foreign currency of $1 million.
** Includes contracts for foreign currency of $1 million.

The fair values of the health care assets at October 31, 2012 follow in millions of dollars:

	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$ 78	$ 11	$ 67	
Equity:				
U.S. equity securities	319	319		
U.S. equity funds	67	67		
International equity securities	69	69		
International equity funds	200		200	
Fixed Income:				
Government and agency securities	218	215	3	
Corporate debt securities	35		35	
Mortgage-backed securities	15		15	
Fixed income funds	72		72	
Real estate	53	7	29	$ 17
Private equity/venture capital	54			54
Hedge funds	85		79	6
Other investments	21		21	
Derivative contracts - assets*	8		8	
Derivative contracts - liabilities**	(1)		(1)	
Receivables, payables and other	8	8		
Securities lending collateral	38		38	
Securities lending liability	(38)		(38)	
Securities sold short	(14)	(14)		
Total net assets	$ 1,287	$ 682	$ 528	$ 77

* Includes contracts for interest rates of $7 million and foreign currency of $1 million.
** Includes contracts for foreign currency of $1 million.

A reconciliation of Level 3 pension and health care asset fair value measurements in millions of dollars follows:

	Total	Real Estate	Private Equity/ Venture Capital	Hedge Funds
October 31, 2011*	$ 1,765	$ 437	$ 1,178	$ 150
Realized gain	18		18	
Change in unrealized gain (loss)	74	(4)	65	13
Purchases, sales and settlements - net	112	3	112	(3)
October 31, 2012*	1,969	436	1,373	160
Realized gain	58		51	7
Change in unrealized gain	220	68	142	10
Purchases, sales and settlements - net	(185)	(61)	(102)	(22)
October 31, 2013*	$ 2,062	$ 443	$ 1,464	$ 155

* Health care Level 3 assets represent approximately 3 percent to 5 percent of the reconciliation amounts for 2013, 2012 and 2011.

Fair values are determined as follows:

Cash and Short-Term Investments – Includes accounts that are valued based on the account value, which approximates fair value, and investment funds that are valued on the fund's net asset value (NAV) based on the fair value of the underlying securities. Also included are securities that are valued using a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data.

Equity Securities and Funds – The values are determined primarily by closing prices in the active market in which the equity investment trades, or the fund's NAV, based on the fair value of the underlying securities.

Fixed Income Securities and Funds – The securities are valued using either a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data such as interest rates, yield curves, volatilities, credit risk and prepayment speeds, or they are valued using the closing prices in the active market in which the fixed income investment trades. Fixed income funds are valued using the NAV, based on the fair value of the underlying securities.

Real Estate, Venture Capital and Private Equity – The investments, which are structured as limited partnerships, are valued using an income approach (estimated cash flows discounted over the expected holding period), as well as a market approach (the valuation of similar securities and properties). These investments are valued at estimated fair value based on their proportionate share of the limited partnership's fair value that is determined by the general partner. Real estate investment trusts are valued at the closing prices in the active markets in which the investment trades. Real estate investment funds are valued at the NAV, based on the fair value of the underlying securities.

Hedge Funds and Other Investments – The investments are valued using the NAV provided by the administrator of the fund, which is based on the fair value of the underlying securities.

Interest Rate, Foreign Currency and Other Derivative Instruments – The derivatives are valued using either an income approach (discounted cash flow) using market observable inputs, including swap curves and both forward and spot exchange rates, or a market approach (closing prices in the active market in which the derivative instrument trades).

The primary investment objective for the pension plan assets is to maximize the growth of these assets to meet the projected obligations to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the company's earnings strength and risk tolerance. The primary investment objective for the health care plan assets is to provide the company with the financial flexibility to pay the projected obligations to beneficiaries over a long period of time. The asset allocation policy is the most important decision in managing the assets and it is reviewed regularly. The asset allocation policy considers the company's financial strength and long-term asset class risk/return expectations since the obligations are long-term in nature. The current target allocations for pension assets are approximately 47 percent for equity securities, 24 percent for debt securities, 5 percent for real estate and 24 percent for other investments. The target allocations for health care assets are approximately 53 percent for equity securities, 29 percent for debt securities, 3 percent for real estate and 15 percent for other investments. The allocation percentages above include the effects of combining derivatives with other investments to manage asset allocations and exposures to interest rates and foreign currency exchange. The assets are well diversified and are managed by professional investment firms as well as by investment professionals who are company employees. As a result of the company's diversified investment policy, there were no significant concentrations of risk.

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation and for returns in multiple asset classes, while also considering historical returns, asset allocation and investment strategy. The company's approach has emphasized the long-term nature of the return estimate such that the return assumption is not changed significantly unless there are fundamental changes in capital markets that affect the company's expectations for returns over an extended period of time (i.e., 10 to 20 years). The average annual return of the company's U.S. pension fund was approximately 8.8 percent during the past ten years and approximately 9.4 percent during the past 20 years. Since return premiums over inflation and total returns for major asset classes vary widely even over ten-year periods, recent history is not necessarily indicative of long-term future expected returns. The company's systematic methodology for determining the long-term rate of return for the company's investment strategies supports the long-term expected return assumptions.

The company has created certain Voluntary Employees' Beneficiary Association trusts (VEBAs) for the funding of postretirement health care benefits. The future expected asset returns for these VEBAs are lower than the expected return on the other pension and health care plan assets due to investment in a higher proportion of liquid securities. These assets are in addition to the other postretirement health care plan assets that have been funded under Section 401(h) of the U.S. Internal Revenue Code and maintained in a separate account in the company's pension plan trust.

The company has defined contribution plans related to employee investment and savings plans primarily in the U.S. The company's contributions and costs under these plans were $178 million in 2013, $155 million in 2012 and $108 million in 2011. The contribution rate varies primarily based on the company's performance in the prior year and employee participation in the plans.

8. INCOME TAXES

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

	2013	2012	2011
Current:			
U.S.:			
Federal	$ 1,405	$ 1,277	$ 928
State	145	119	144
Foreign	569	355	520
Total current	2,119	1,751	1,592
Deferred:			
U.S.:			
Federal	(117)	(76)	(135)
State	(11)	(7)	(28)
Foreign	(45)	(9)	(5)
Total deferred	(173)	(92)	(168)
Provision for income taxes	$ 1,946	$ 1,659	$ 1,424

Based upon the location of the company's operations, the consolidated income before income taxes in the U.S. in 2013, 2012 and 2011 was $4,124 million, $3,582 million and $2,618 million, respectively, and in foreign countries was $1,359 million, $1,152 million and $1,605 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to U.S. as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision and reasons for related differences in millions of dollars follow:

	2013	2012	2011
U.S. federal income tax provision at a statutory rate of 35 percent	$ 1,919	$ 1,657	$ 1,478
Increase (decrease) resulting from:			
State and local income taxes, net of federal income tax benefit	87	73	75
German branch deferred tax write-off	56		
Nontaxable foreign partnership (earnings) losses	43	(172)	
Nondeductible impairment charges	29	6	
Research and development tax credits	(56)	(10)	(38)
Tax rates on foreign earnings	(34)	(69)	(70)
Valuation allowance on foreign deferred taxes	(14)	200	18
Other-net	(84)	(26)	(39)
Provision for income taxes	$ 1,946	$ 1,659	$ 1,424

At October 31, 2013, accumulated earnings in certain subsidiaries outside the U.S. totaled $4,297 million for which no provision for U.S. income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested outside the U.S. indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable. At October 31, 2013, the amount of cash and cash equivalents and marketable securities held by these foreign subsidiaries was $559 million.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

	2013		2012	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other postretirement benefit liabilities	$ 1,777		$ 2,136	
Tax over book depreciation		$ 582		$ 606
Accrual for sales allowances	602		546	
Pension liabilities - net			457	
Lease transactions		424		317
Pension asset - net		137		
Tax loss and tax credit carryforwards	371		249	
Accrual for employee benefits	234		249	
Share-based compensation	142		133	
Inventory	161		131	
Goodwill and other intangible assets		100		110
Allowance for credit losses	69		92	
Deferred gains on distributed foreign earnings	26		84	
Deferred compensation	44		40	
Undistributed foreign earnings		26		11
Other items	419	157	443	115
Less valuation allowances	(254)		(285)	
Deferred income tax assets and liabilities	$ 3,591	$ 1,426	$ 4,275	$ 1,159

Deere & Company files a consolidated federal income tax return in the U.S., which includes the wholly-owned financial services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2013, certain tax loss and tax credit carryforwards of $371 million were available with $127 million expiring from 2014 through 2033 and $244 million with an indefinite carryforward period.

In March 2013, the company changed the corporate structure of most of its German operations from a branch to a subsidiary of Deere & Company. The change provides the company increased flexibility and efficiency in funding growth in international operations. As a result, the tax status of these operations has changed. Formerly, as a branch these earnings were taxable in the U.S. as earned. As a subsidiary, these earnings will now be taxable in the U.S. if they are distributed to Deere & Company as dividends, which is the same as the company's other foreign subsidiaries. The earnings of the new German subsidiary remain taxable in Germany. Due to the change in tax status and the expectation that the German subsidiary's earnings are indefinitely reinvested, the deferred tax assets and liabilities related to U.S. taxable temporary differences for the previous German branch were written off. The effect of this write-off was a decrease in net deferred tax assets and a charge to the income tax provision of $56 million during the second fiscal quarter of 2013.

A reconciliation of the total amounts of unrecognized tax benefits at October 31 in millions of dollars follows:

	2013	2012	2011
Beginning of year balance	$ 265	$ 199	$ 218
Increases to tax positions taken during the current year	30	46	23
Increases to tax positions taken during prior years	24	54	13
Decreases to tax positions taken during prior years	(51)	(14)	(42)
Decreases due to lapse of statute of limitations	(5)	(9)	(13)
Settlements			(1)
Foreign exchange	9	(11)	1
End of year balance	$ 272	$ 265	$ 199

The amount of unrecognized tax benefits at October 31, 2013 that would affect the effective tax rate if the tax benefits were recognized was $59 million. The remaining liability was related to tax positions for which there are offsetting tax receivables, or the uncertainty was only related to timing. The company expects that any reasonably possible change in the amounts of unrecognized tax benefits in the next twelve months would not be significant.

The company files its tax returns according to the tax laws of the jurisdictions in which it operates, which includes the U.S. federal jurisdiction, and various state and foreign jurisdictions. The U.S. Internal Revenue Service has completed the examination of the company's federal income tax returns for periods prior to 2009. The years 2009 and 2010 federal income tax returns are currently under examination. Various state and foreign income tax returns, including major tax jurisdictions in Canada and Germany, also remain subject to examination by taxing authorities.

The company's policy is to recognize interest related to income taxes in interest expense and interest income, and recognize penalties in selling, administrative and general expenses. During 2013, 2012 and 2011, the total amount of expense from interest and penalties was $9 million, $6 million and $3 million and the interest income was $4 million, $1 million and $3 million, respectively. At October 31, 2013 and 2012, the liability for accrued interest and penalties totaled $49 million and $39 million and the receivable for interest was $2 million and $1 million, respectively.

9. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses consisted of the following in millions of dollars:

	2013	2012	2011
Other income			
Revenues from services	$ 256	$ 233	$ 217
Insurance premiums and fees earned	252	248	236
Investment income	15	14	11
Other	159	180	160
Total	$ 682	$ 675	$ 624
Other operating expenses			
Depreciation of equipment on operating leases	$ 389	$ 339	$ 306
Insurance claims and expenses	204	245	193
Cost of services	143	122	115
Other	85	76	102
Total	$ 821	$ 782	$ 716

The company issues insurance policies for crop insurance and extended equipment warranties. The crop insurance subsidiary utilizes reinsurance to limit its losses and reduce its exposure to claims. Although reinsurance contracts permit recovery of certain claims from reinsurers, the insurance subsidiary is not relieved of its primary obligation to the policyholders. The premiums ceded by the crop insurance subsidiary in 2013, 2012 and 2011 were $337 million, $251 million and $246 million, and claims recoveries on the ceded business were $294 million, $493 million and $271 million, respectively. The amounts from reinsurance are netted against the insurance premiums and fees earned and the insurance claims and expenses in the table above.

10. UNCONSOLIDATED AFFILIATED COMPANIES

Unconsolidated affiliated companies are companies in which Deere & Company generally owns 20 percent to 50 percent of the outstanding voting shares. Deere & Company does not control these companies and accounts for its investments in them on the equity basis. The investments in these companies primarily consist of Bell Equipment Limited (32 percent ownership), Deere-Hitachi Construction Machinery Corporation (50 percent ownership) and Ashok Leyland John Deere Construction Equipment Company Private Limited (50 percent ownership). The unconsolidated affiliated companies primarily manufacture or market equipment. Deere & Company's share of the income or loss of these companies is reported in the consolidated income statement under "Equity in income (loss) of unconsolidated affiliates." The investment in these companies is reported in the consolidated balance sheet under "Investments in unconsolidated affiliates."

Combined financial information of the unconsolidated affiliated companies in millions of dollars follows:

Operations	2013	2012	2011
Sales	$ 2,299	$ 2,722	$ 2,233
Net income (loss)	10	(1)	34
Deere & Company's equity in net income (loss)		(3)	9

Financial Position	2013	2012
Total assets	$ 1,566	$ 1,621
Total external borrowings	550	345
Total net assets	547	558
Deere & Company's share of the net assets	221	215

Consolidated retained earnings at October 31, 2013 include undistributed earnings of the unconsolidated affiliates of $90 million. Dividends from unconsolidated affiliates were $10 million in 2013, $.2 million in 2012 and $18 million in 2011.

11. MARKETABLE SECURITIES

All marketable securities are classified as available-for-sale, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities at October 31 in millions of dollars follow:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2013				
Equity fund	$ 18	$ 2		$ 20
U.S. government debt securities	1,309	5	$ 2	1,312
Municipal debt securities	34	2		36
Corporate debt securities	135	6	3	138
Mortgage-backed securities*	121	2	4	119
Marketable securities	$1,617	$ 17	$ 9	$ 1,625
2012				
U.S. government debt securities	$1,193	$ 7		$ 1,200
Municipal debt securities	35	3		38
Corporate debt securities	100	10		110
Mortgage-backed securities*	117	6	$ 1	122
Marketable securities	$1,445	$ 26	$ 1	$ 1,470

* Primarily issued by U.S. government sponsored enterprises.

The contractual maturities of debt securities at October 31, 2013 in millions of dollars follow:

	Amortized Cost	Fair Value
Due in one year or less	$ 1,016	$ 1,016
Due after one through five years	273	278
Due after five through 10 years	128	130
Due after 10 years	61	62
Mortgage-backed securities	121	119
Debt securities	$ 1,599	$ 1,605

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Because of the potential for prepayment on mortgage-backed securities, they are not categorized by contractual maturity. Proceeds from the sales of available-for-sale securities were $7 million in 2013, $7 million in 2012 and $2 million in 2011. Realized gains, realized losses, the increase (decrease) in net unrealized gains or losses and unrealized losses that have been continuous for over twelve months were not significant in 2013, 2012 and 2011. Unrealized losses at October 31, 2013 and 2012 were primarily the result of an increase in interest rates and were not recognized in income due to the ability and intent to hold to maturity. There were no impairment write-downs in the periods reported.

12. RECEIVABLES

Trade Accounts and Notes Receivable

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

	2013	2012
Trade accounts and notes:		
Agriculture and turf	$ 3,127	$ 3,074
Construction and forestry	631	725
Trade accounts and notes receivable–net	$ 3,758	$ 3,799

At October 31, 2013 and 2012, dealer notes included in the previous table were $75 million and $95 million, and the allowance for credit losses was $67 million and $66 million, respectively.

The equipment operations sell a significant portion of their trade receivables to financial services and provide compensation to these operations at approximate market rates of interest.

Trade accounts and notes receivable primarily arise from sales of goods to independent dealers. Under the terms of the sales to dealers, interest is primarily charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after the equipment is shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to twelve months for most equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and the past due interest rates exceed market rates. The company evaluates and assesses dealers on an ongoing basis as to their creditworthiness and generally retains a security interest in the goods associated with the trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership and closeout of the business.

Trade accounts and notes receivable have significant concentrations of credit risk in the agriculture and turf sector and construction and forestry sector as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

Financing Receivables

Financing receivables at October 31 consisted of the following in millions of dollars:

	2013		2012	
	Unrestricted	Securitized	Unrestricted	Securitized
Retail notes:				
Equipment:				
Agriculture and turf	$16,209	$ 3,602	$14,144	$ 3,126
Construction and forestry	1,449	607	1,091	553
Total	17,658	4,209	15,235	3,679
Wholesale notes	4,802		3,888	
Revolving charge accounts	2,593		2,488	
Financing leases (direct and sales-type)	1,513		1,411	
Operating loans	32		42	
Total financing receivables	26,598	4,209	23,064	3,679
Less:				
Unearned finance income:				
Equipment notes	665	42	619	44
Financing leases	141		126	
Total	806	42	745	44
Allowance for credit losses	159	14	160	17
Financing receivables – net	$25,633	$ 4,153	$22,159	$ 3,618

The residual values for investments in financing leases at October 31, 2013 and 2012 totaled $94 million and $79 million, respectively.

Financing receivables have significant concentrations of credit risk in the agriculture and turf sector and construction and forestry sector as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivables at October 31 related to the company's sales of equipment that were included in the table above consisted of the following in millions of dollars:

	2013	2012
	Unrestricted	Unrestricted
Retail notes*:		
Equipment:		
Agriculture and turf	$ 2,042	$ 1,810
Construction and forestry	364	313
Total	2,406	2,123
Wholesale notes	4,802	3,888
Sales-type leases	826	836
Total	$ 8,034	$ 6,847
Less:		
Unearned finance income:		
Equipment notes	$ 191	$ 191
Sales-type leases	58	61
Total	249	252
Financing receivables related to the company's sales of equipment	$ 7,785	$ 6,595

* These retail notes generally arise from sales of equipment by company-owned dealers or through direct sales.

(continued)

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

	2013		2012	
	Unrestricted	Securitized	Unrestricted	Securitized
Due in months:				
0 – 12	$ 13,343	$ 1,663	$11,486	$ 1,437
13 – 24	4,879	1,177	4,257	1,004
25 – 36	3,750	808	3,232	712
37 – 48	2,620	422	2,278	399
49 – 60	1,610	130	1,356	120
Thereafter	396	9	455	7
Total	$ 26,598	$ 4,209	$23,064	$ 3,679

The maximum terms for retail notes are generally seven years for agriculture and turf equipment and five years for construction and forestry equipment. The maximum term for financing leases is generally five years, while the average term for wholesale notes is less than twelve months.

At October 31, 2013 and 2012, the unpaid balances of receivables administered but not owned were $82 million and $120 million, respectively. At October 31, 2013 and 2012, worldwide financing receivables administered, which include financing receivables administered but not owned, totaled $29,868 million and $25,897 million, respectively.

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the company has ceased accruing finance income. These receivables are generally 120 days delinquent and the estimated uncollectible amount, after charging the dealer's withholding account, has been written off to the allowance for credit losses. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

An age analysis of past due financing receivables that are still accruing interest and non-performing financing receivables at October 31, 2013 follows in millions of dollars:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due
Retail Notes:				
Agriculture and turf	$ 75	$ 26	$ 20	$ 121
Construction and forestry....................	39	14	9	62
Other:				
Agriculture and turf	28	9	5	42
Construction and forestry....................	12	4	3	19
Total	$ 154	$ 53	$ 37	$ 244

	Total Past Due	Total Non-Performing	Current	Total Financing Receivables
Retail Notes:				
Agriculture and turf	$ 121	$ 102	$ 18,942	$ 19,165
Construction and forestry....................	62	12	1,921	1,995
Other:				
Agriculture and turf	42	13	7,613	7,668
Construction and forestry....................	19	3	1,109	1,131
Total	$ 244	$ 130	$ 29,585	29,959
Less allowance for credit losses.................				173
Total financing receivables - net.......				$ 29,786

An age analysis of past due financing receivables that are still accruing interest and non-performing financing receivables at October 31, 2012 follows in millions of dollars:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due
Retail Notes:				
Agriculture and turf	$ 60	$ 25	$ 17	$ 102
Construction and forestry....................	39	18	9	66
Other:				
Agriculture and turf	21	6	3	30
Construction and forestry....................	8	2	2	12
Total	$ 128	$ 51	$ 31	$ 210

(continued)

	Total Past Due	Total Non-Performing	Current	Total Financing Receivables
Retail Notes:				
Agriculture and turf	$ 102	$ 117	$16,432	$16,651
Construction and forestry....................	66	13	1,521	1,600
Other:				
Agriculture and turf	30	11	6,464	6,505
Construction and forestry....................	12	3	1,183	1,198
Total	$ 210	$ 144	$25,600	25,954
Less allowance for credit losses.................				177
Total financing receivables - net.......				$25,777

An analysis of the allowance for credit losses and investment in financing receivables follows in millions of dollars:

	Retail Notes	Revolving Charge Accounts	Other	Total
2013				
Allowance:				
Beginning of year balance........................	$ 110	$ 40	$ 27	$ 177
Provision (credit)	(2)	5	7	10
Write-offs	(11)	(21)	(3)	(35)
Recoveries	9	17	1	27
Translation adjustments.............	(5)		(1)	(6)
End of year balance*.........	$ 101	$ 41	$ 31	$ 173
Financing receivables:				
End of year balance	$21,160	$ 2,593	$ 6,206	$29,959
Balance individually evaluated.................	$ 21		$ 33	$ 54

* Individual allowances were not significant.

	Retail Notes	Revolving Charge Accounts	Other	Total
2012				
Allowance:				
Beginning of year balance........................	$ 130	$ 40	$ 27	$ 197
Provision (credit)	(12)	8	3	(1)
Write-offs	(8)	(30)	(4)	(42)
Recoveries	10	22	1	33
Translation adjustments.............	(10)			(10)
End of year balance*.........	$ 110	$ 40	$ 27	$ 177
Financing receivables:				
End of year balance	$18,251	$ 2,488	$ 5,215	$25,954
Balance individually evaluated.................	$ 11	$ 1	$ 1	$ 13

* Individual allowances were not significant.

(continued)

	Retail Notes	Revolving Charge Accounts	Other	Total
2011				
Allowance:				
Beginning of year balance	$ 144	$ 44	$ 37	$ 225
Provision (credit)	3	8	(2)	9
Write-offs	(29)	(40)	(10)	(79)
Recoveries	12	28	2	42
End of year balance*	$ 130	$ 40	$ 27	$ 197
Financing receivables:				
End of year balance	$16,296	$ 2,518	$ 4,212	$23,026
Balance individually evaluated	$ 12		$ 11	$ 23

* Individual allowances were not significant.

Past-due amounts over 30 days represented .82 percent and .81 percent of the receivables financed at October 31, 2013 and 2012, respectively. The allowance for credit losses represented .58 percent and .68 percent of financing receivables outstanding at October 31, 2013 and 2012, respectively. In addition, at October 31, 2013 and 2012, the company's financial services operations had $197 million and $194 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses.

Financing receivables are considered impaired when it is probable the company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

An analysis of the impaired financing receivables at October 31 follows in millions of dollars:

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment
2013*				
Receivables with specific allowance**	$ 18	$ 18	$ 4	$ 19
Receivables without a specific allowance***	8	8		8
Total	$ 26	$ 26	$ 4	$ 27
Agriculture and turf	$ 23	$ 23	$ 4	$ 24
Construction and forestry	$ 3	$ 3		$ 3

(continued)

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment
2012*				
Receivables with specific allowance**	$ 1	$ 1	$ 1	$ 1
Receivables without a specific allowance***	9	9		10
Total	$ 10	$ 10	$ 1	$ 11
Agriculture and turf	$ 6	$ 6	$ 1	$ 6
Construction and forestry	$ 4	$ 4		$ 5

* Finance income recognized was not material.
** Primarily operating loans and retail notes.
*** Retail notes.

A troubled debt restructuring is generally the modification of debt in which a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. These modifications may include a reduction of the stated interest rate, an extension of the maturity dates, a reduction of the face amount or maturity amount of the debt, or a reduction of accrued interest. During 2013, 2012 and 2011, the company identified 92, 138 and 213 financing receivable contracts, primarily operating loans and retail notes, as troubled debt restructurings with aggregate balances of $16 million, $5 million and $11 million pre-modification and $15 million, $4 million and $10 million post-modification, respectively. During these same periods, there were no significant troubled debt restructurings that subsequently defaulted and were written off. At October 31, 2013, the company had no commitments to lend additional funds to borrowers whose accounts were modified in troubled debt restructurings.

Other Receivables

Other receivables at October 31 consisted of the following in millions of dollars:

	2013	2012
Taxes receivable	$ 868	$ 971
Reinsurance receivables	351	569
Insurance premium receivables	24	69
Other	221	182
Other receivables	$ 1,464	$ 1,791

Reinsurance and insurance premium receivables are associated with the financial services' crop insurance subsidiary (see Note 9).

13. SECURITIZATION OF FINANCING RECEIVABLES

The company, as a part of its overall funding strategy, periodically transfers certain financing receivables (retail notes) into variable interest entities (VIEs) that are special purpose entities (SPEs), or a non-VIE banking operation, as part of its asset-backed securities programs (securitizations). The structure of these transactions is such that the transfer of the retail notes did not meet the criteria of sales of receivables, and is, therefore, accounted for as a secured borrowing. SPEs utilized in securitizations of retail notes differ from other entities included in the company's consolidated statements because the assets they hold are legally isolated. Use of the assets held by the SPEs or the non-VIE is restricted by terms of the documents governing the securitization transactions.

In securitizations of retail notes related to secured borrowings, the retail notes are transferred to certain SPEs or to a non-VIE banking operation, which in turn issue debt to investors. The resulting secured borrowings are recorded as "Short-term securitization borrowings" on the balance sheet. The securitized retail notes are recorded as "Financing receivables securitized - net" on the balance sheet. The total restricted assets on the balance sheet related to these securitizations include the financing receivables securitized less an allowance for credit losses, and other assets primarily representing restricted cash. For those securitizations in which retail notes are transferred into SPEs, the SPEs supporting the secured borrowings are consolidated unless the company does not have both the power to direct the activities that most significantly impact the SPEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. No additional support to these SPEs beyond what was previously contractually required has been provided during the reporting periods.

In certain securitizations, the company consolidates the SPEs since it has both the power to direct the activities that most significantly impact the SPEs' economic performance through its role as servicer of all the receivables held by the SPEs, and the obligation through variable interests in the SPEs to absorb losses or receive benefits that could potentially be significant to the SPEs. The restricted assets (retail notes securitized, allowance for credit losses and other assets) of the consolidated SPEs totaled $2,626 million and $2,330 million at October 31, 2013 and 2012, respectively. The liabilities (short-term securitization borrowings and accrued interest) of these SPEs totaled $2,547 million and $2,262 million at October 31, 2013 and 2012, respectively. The credit holders of these SPEs do not have legal recourse to the company's general credit.

In certain securitizations, the company transfers retail notes to a non-VIE banking operation, which is not consolidated since the company does not have a controlling interest in the entity. The company's carrying values and interests related to the securitizations with the unconsolidated non-VIE were restricted assets (retail notes securitized, allowance for credit losses and other assets) of $353 million and $324 million at October 31, 2013 and 2012, respectively. The liabilities (short-term securitization borrowings and accrued interest) were $338 million and $310 million at October 31, 2013 and 2012, respectively.

In certain securitizations, the company transfers retail notes into bank-sponsored, multi-seller, commercial paper conduits, which are SPEs that are not consolidated. The company does not service a significant portion of the conduits' receivables, and therefore, does not have the power to direct the activities that most significantly impact the conduits' economic performance. These conduits provide a funding source to the company (as well as other transferors into the conduit) as they fund the retail notes through the issuance of commercial paper. The company's carrying values and variable interest related to these conduits were restricted assets (retail notes securitized, allowance for credit losses and other assets) of $1,274 million and $1,049 million at October 31, 2013 and 2012, respectively. The liabilities (short-term securitization borrowings and accrued interest) related to these conduits were $1,225 million and $1,004 million at October 31, 2013 and 2012, respectively.

The company's carrying amount of the liabilities to the unconsolidated conduits, compared to the maximum exposure to loss related to these conduits, which would only be incurred in the event of a complete loss on the restricted assets, was as follows at October 31 in millions of dollars:

	2013
Carrying value of liabilities	$ 1,225
Maximum exposure to loss	1,274

The total assets of unconsolidated VIEs related to securitizations were approximately $42 billion at October 31, 2013.

The components of consolidated restricted assets related to secured borrowings in securitization transactions at October 31 were as follows in millions of dollars:

	2013	2012
Financing receivables securitized (retail notes)	$ 4,167	$ 3,635
Allowance for credit losses	(14)	(17)
Other assets	100	85
Total restricted securitized assets	$ 4,253	$ 3,703

The components of consolidated secured borrowings and other liabilities related to securitizations at October 31 were as follows in millions of dollars:

	2013	2012
Short-term securitization borrowings	$ 4,109	$ 3,575
Accrued interest on borrowings	1	1
Total liabilities related to restricted securitized assets	$ 4,110	$ 3,576

The secured borrowings related to these restricted securitized retail notes are obligations that are payable as the retail notes are liquidated. Repayment of the secured borrowings depends primarily on cash flows generated by the restricted assets. Due to the company's short-term credit rating, cash collections from these restricted assets are not required to be placed into a segregated collection account until immediately prior to the time payment is required to the secured creditors. At October 31, 2013, the maximum remaining term of all securitized retail notes was approximately seven years.

14. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from four to 60 months. Net equipment on operating leases totaled $3,152 million and $2,528 million at October 31, 2013 and 2012, respectively. The equipment is depreciated on a straight-line basis over the terms of the lease. The accumulated depreciation on this equipment was $545 million and $499 million at October 31, 2013 and 2012, respectively.

The corresponding depreciation expense was $389 million in 2013, $339 million in 2012 and $306 million in 2011.

Future payments to be received on operating leases totaled $1,274 million at October 31, 2013 and are scheduled in millions of dollars as follows: 2014 – $522, 2015 – $360, 2016 – $229, 2017 – $136 and 2018 – $27.

15. INVENTORIES

Most inventories owned by Deere & Company and its U.S. equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 63 percent and 61 percent of worldwide gross inventories at FIFO value at October 31, 2013 and 2012, respectively. If all inventories had been valued on a FIFO basis, estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

	2013	2012
Raw materials and supplies	$1,954	$ 1,874
Work-in-process	753	652
Finished goods and parts	3,757	4,065
Total FIFO value	6,464	6,591
Less adjustment to LIFO value	1,529	1,421
Inventories	$4,935	$ 5,170

16. PROPERTY AND DEPRECIATION

A summary of property and equipment at October 31 in millions of dollars follows:

	Useful Lives* (Years)	2013	2012
Equipment Operations			
Land		$ 123	$ 137
Buildings and building equipment	23	2,875	2,584
Machinery and equipment	11	4,931	4,393
Dies, patterns, tools, etc	8	1,492	1,330
All other	6	866	819
Construction in progress		728	938
Total at cost		11,015	10,201
Less accumulated depreciation		5,606	5,250
Total		5,409	4,951
Financial Services			
Land		4	4
Buildings and building equipment	27	71	70
All other	6	36	36
Total at cost		111	110
Less accumulated depreciation		53	49
Total		58	61
Property and equipment-net		$5,467	$ 5,012

* Weighted-averages

Total property and equipment additions in 2013, 2012 and 2011 were $1,158 million, $1,376 million and $1,059 million and depreciation was $637 million, $555 million and $516 million, respectively. Capitalized interest was $13 million, $7 million and $8 million in the same periods, respectively. The cost of leased property and equipment under capital leases of $58 million and $47 million and accumulated depreciation of $29 million and $25 million at October 31, 2013 and 2012, respectively, is included in property and equipment.

Capitalized software has an estimated useful life of three years. The amounts of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" at October 31, 2013 and 2012 were $778 million and $684 million, less accumulated amortization of $584 million and $493 million, respectively. Amortization of these software costs was $93 million in 2013, $89 million in 2012 and $73 million in 2011. The cost of leased software assets under capital leases amounting to $46 million and $42 million at October 31, 2013 and 2012, respectively, is included in other assets.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's consolidated financial statements.

17. GOODWILL AND OTHER INTANGIBLE ASSETS-NET

The changes in amounts of goodwill by operating segments were as follows in millions of dollars:

	Agriculture and Turf	Construction and Forestry	Total
Balance at October 31, 2011	$ 701	$ 615	$ 1,316
Less accumulated impairment losses	316		316
Net balance	385	615	1,000
Impairment loss*	(33)		(33)
Translation adjustments and other	(15)	(31)	(46)
Balance at October 31, 2012	686	584	1,270
Less accumulated impairment losses	349		349
Net balance	337	584	921
Reclassification to assets held for sale**	(395)		(395)
Acquisition*	13		13
Translation adjustments and other	(2)	19	17
Balance at October 31, 2013	302	603	905
Less accumulated impairment losses**	60		60
Goodwill	$ 242	$ 603	$ 845

* See Notes 4 and 5.

** Accumulated impairment losses were also reduced by $289 million related to Landscapes reclassification to held for sale (see Note 4).

The components of other intangible assets are as follows in millions of dollars:

	Useful Lives* (Years)	2013	2012
Amortized intangible assets:			
Customer lists and relationships	15	$ 20	$ 99
Technology, patents, trademarks and other	18	88	109
Total at cost		108	208
Less accumulated amortization**		35	107
Total		73	101
Unamortized intangible assets:			
Licenses		4	4
Other intangible assets-net		$ 77	$ 105

* Weighted-averages

** Accumulated amortization at 2013 and 2012 for customer lists and relationships was $8 million and $60 million and technology, patents, trademarks and other was $27 million and $47 million, respectively.

Other intangible assets are stated at cost less accumulated amortization. The amortization of other intangible assets in 2013, 2012 and 2011 was $22 million, $21 million and $20 million, respectively. The estimated amortization expense for the next five years is as follows in millions of dollars: 2014 - $12, 2015 - $11, 2016 - $10, 2017 – $10 and 2018 - $6.

18. TOTAL SHORT-TERM BORROWINGS

Total short-term borrowings at October 31 consisted of the following in millions of dollars:

	2013	2012
Equipment Operations		
Commercial paper		$ 146
Notes payable to banks	$ 259	84
Long-term borrowings due within one year	821	195
Total	1,080	425
Financial Services		
Commercial paper	3,162	1,061
Notes payable to banks	139	117
Long-term borrowings due within one year	4,408*	4,790*
Total	7,709	5,968
Short-term borrowings	8,789	6,393
Financial Services		
Short-term securitization borrowings	4,109	3,575
Total short-term borrowings	$12,898	$ 9,968

* Includes unamortized fair value adjustments related to interest rate swaps.

The short-term securitization borrowings for financial services are secured by financing receivables (retail notes) on the balance sheet (see Note 13). Although these securitization borrowings are classified as short-term since payment is required if the retail notes are liquidated early, the payment schedule for these borrowings of $4,109 million at October 31, 2013 based on the expected liquidation of the retail notes in millions of dollars is as follows: 2014 - $2,162, 2015 - $1,177, 2016 - $577, 2017 - $166, 2018 - $25 and 2019 - $2.

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2013 and 2012 were .8 percent and 1.0 percent, respectively.

Lines of credit available from U.S. and foreign banks were $6,498 million at October 31, 2013. At October 31, 2013, $2,939 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding secured borrowings and the current portion of long-term borrowings, were primarily considered to constitute utilization. Included in the above lines of credit were long-term credit facility agreements for $2,500 million, expiring in April 2017, and $2,500 million, expiring in April 2018. The agreements are mutually extendable and the annual facility fees are not significant. These credit agreements require Capital Corporation to maintain its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt, excluding securitization indebtedness, to capital base (total subordinated debt and stockholder's equity excluding accumulated other comprehensive income (loss)) at not more than 11 to 1 at the end of any fiscal quarter. The credit agreements also require the equipment operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity excluding accumulated other comprehensive income (loss)) of 65 percent or less at the end of each fiscal quarter. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2013 was $9,756 million. Alternatively under this provision, the equipment operations had the capacity to incur additional debt of $18,119 million at October 31, 2013. All of these requirements of the credit agreements have been met during the periods included in the consolidated financial statements.

Deere & Company has an agreement with Capital Corporation pursuant to which it has agreed to continue to own, directly or through one or more wholly-owned subsidiaries, at least 51 percent of the voting shares of capital stock of Capital Corporation and to maintain Capital Corporation's consolidated tangible net worth at not less than $50 million. This agreement also obligates Deere & Company to make payments to Capital Corporation such that its consolidated ratio of earnings to fixed charges is not less than 1.05 to 1 for each fiscal quarter. Deere & Company's obligations to make payments to Capital Corporation under the agreement are independent of whether Capital Corporation is in default on its indebtedness, obligations or other liabilities. Further, Deere & Company's obligations under the agreement are not measured by the amount of Capital Corporation's indebtedness, obligations or other liabilities. Deere & Company's obligations to make payments under this agreement are expressly stated not to be a guaranty of any specific indebtedness, obligation or liability of Capital Corporation and are enforceable only by or in the name of Capital Corporation. No payments were required under this agreement during the periods included in the consolidated financial statements.

19. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 consisted of the following in millions of dollars:

	2013	2012
Equipment Operations		
Accounts payable:		
Trade payables	$ 2,174	$ 2,287
Dividends payable	192	179
Other	197	147
Accrued expenses:		
Dealer sales discounts	1,491	1,413
Employee benefits	1,408	1,337
Product warranties	822	733
Unearned revenue	368	282
Other	1,339	1,301
Total	7,991	7,679
Financial Services		
Accounts payable:		
Deposits withheld from dealers and merchants	197	194
Other	368	505
Accrued expenses:		
Unearned revenue	551	452
Accrued interest	130	160
Employee benefits	86	69
Insurance claims reserve*	197	449
Other	321	301
Total	1,850	2,130
Eliminations**	867	820
Accounts payable and accrued expenses	$ 8,974	$ 8,989

* See Note 9.
** Primarily trade receivable valuation accounts which are reclassified as accrued expenses by the equipment operations as a result of their trade receivables being sold to financial services.

20. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

	2013	2012
Equipment Operations		
Notes and debentures:		
6.95% notes due 2014: ($700 principal)		$ 718*
4.375% notes due 2019	$ 750	750
8-1/2% debentures due 2022	105	105
2.60% notes due 2022	1,000	1,000
6.55% debentures due 2028	200	200
5.375% notes due 2029	500	500
8.10% debentures due 2030	250	250
7.125% notes due 2031	300	300
3.90% notes due 2042	1,250	1,250
Other notes	516	372
Total	$ 4,871	$ 5,445

(continued)

	2013	2012
Financial Services		
Notes and debentures:		
Medium-term notes due 2014 – 2023: (principal $15,055 - 2013, $15,242 - 2012) Average interest rates of 1.2% – 2013, 1.6% – 2012	$15,316*	$15,737*
2.75% senior note due 2022: ($500 principal) Swapped $500 to variable interest rate of .9% – 2013, 1.1% – 2012	491*	518*
Other notes	900	753
Total	16,707	17,008
Long-term borrowings**	$21,578	$22,453

* Includes unamortized fair value adjustments related to interest rate swaps.
** All interest rates are as of year end.

The approximate principal amounts of the equipment operations' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2014 – $821, 2015 – $266, 2016 – $211, 2017 – $28 and 2018 – $23. The approximate principal amounts of the financial services' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2014 – $4,408, 2015 – $4,649, 2016 – $3,374, 2017 – $2,954 and 2018 – $2,376.

21. LEASES

At October 31, 2013, future minimum lease payments under capital leases amounted to $37 million as follows: 2014 – $23, 2015 – $5, 2016 – $4, 2017 – $2, 2018 – $1 and later years $2. Total rental expense for operating leases was $237 million in 2013, $215 million in 2012 and $175 million in 2011. At October 31, 2013, future minimum lease payments under operating leases amounted to $413 million as follows: 2014 – $130, 2015 – $95, 2016 – $61, 2017 – $45, 2018 – $34 and later years $48.

22. COMMITMENTS AND CONTINGENCIES

The company generally determines its warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments.

The premiums for the company's extended warranties are primarily recognized in income in proportion to the costs expected to be incurred over the contract period. The unamortized extended warranty premiums (deferred revenue) included in the following table totaled $342 million and $292 million at October 31, 2013 and 2012, respectively.

A reconciliation of the changes in the warranty liability and unearned premiums in millions of dollars follows:

	Warranty Liability/ Unearned Premiums	
	2013	**2012**
Beginning of year balance	$1,025	$ 892
Payments	(736)	(580)
Amortization of premiums received	(120)	(100)
Accruals for warranties	821	666
Premiums received	170	164
Foreign exchange	4	(17)
End of year balance	$ 1,164	$ 1,025

At October 31, 2013, the company had approximately $270 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2013, the company had accrued losses of approximately $6 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2013 was approximately seven years.

At October 31, 2013, the company had commitments of approximately $279 million for the construction and acquisition of property and equipment. At October 31, 2013, the company also had pledged or restricted assets of $68 million, primarily as collateral for borrowings and restricted other assets. In addition, see Note 13 for restricted assets associated with borrowings related to securitizations.

The company also had other miscellaneous contingencies totaling approximately $50 million at October 31, 2013, for which it believes the probability for payment is substantially remote. The accrued liability for these contingencies was not material at October 31, 2013.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent, trademark and environmental matters. The company believes the reasonably possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on its financial statements.

23. CAPITAL STOCK

Changes in the common stock account in millions were as follows:

	Number of Shares Issued	Amount
Balance at October 31, 2010	536.4	$ 3,106
Stock options and other		146
Balance at October 31, 2011	536.4	3,252
Stock options and other		100
Balance at October 31, 2012	536.4	3,352
Stock options and other		172
Balance at October 31, 2013	536.4	$ 3,524

The number of common shares the company is authorized to issue is 1,200 million. The number of authorized preferred shares, none of which has been issued, is nine million.

The Board of Directors at its meeting in May 2008 authorized the repurchase of up to $5,000 million of additional common stock (61.1 million shares based on the October 31, 2013 closing common stock price of $81.84 per share). At October 31, 2013, this repurchase program had $957 million (11.7 million shares at the same price) remaining to be repurchased. Repurchases of the company's common stock under this plan will be made from time to time, at the company's discretion, in the open market.

A reconciliation of basic and diluted net income per share attributable to Deere & Company follows in millions, except per share amounts:

	2013	**2012**	**2011**
Net income attributable to Deere & Company	$ 3,537.3	$3,064.7	$2,799.9
Less income allocable to participating securities	.9	.8	1.0
Income allocable to common stock	$3,536.4	$3,063.9	$2,798.9
Average shares outstanding	385.3	397.1	417.4
Basic per share	$ 9.18	$ 7.72	$ 6.71
Average shares outstanding	385.3	397.1	417.4
Effect of dilutive stock options	3.9	4.4	5.0
Total potential shares outstanding	389.2	401.5	422.4
Diluted per share	$ 9.09	$ 7.63	$ 6.63

All stock options outstanding were included in the computation during 2013, 2012 and 2011, except 2.4 million options in 2013, 1.8 million in 2012 and none in 2011 that had an antidilutive effect under the treasury stock method.

24. STOCK OPTION AND RESTRICTED STOCK AWARDS

The company issues stock options and restricted stock awards to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors for their services as directors under a plan approved by stockholders. Options are awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Options expire ten years after the date of grant. Restricted stock awards generally vest after three years. The compensation cost for stock options, service based restricted stock units and market/service based restricted stock units, which is based on the fair value at the grant date, is recognized on a straight-line basis over the requisite period the employee is required to render service. The compensation cost for performance/service based units, which is based on the fair value at the grant date, is recognized over the employees' requisite service period and periodically adjusted for the probable number of shares to be awarded. According to these plans at October 31, 2013, the company is authorized to grant an additional 10.4 million shares related to stock options or restricted stock.

The fair value of each option award was estimated on the date of grant using a binomial lattice option valuation model.

Expected volatilities are based on implied volatilities from traded call options on the company's stock. The expected volatilities are constructed from the following three components: the starting implied volatility of short-term call options traded within a few days of the valuation date; the predicted implied volatility of long-term call options; and the trend in implied volatilities over the span of the call options' time to maturity. The company uses historical data to estimate option exercise behavior and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rates utilized for periods throughout the contractual life of the options are based on U.S. Treasury security yields at the time of grant.

The assumptions used for the binomial lattice model to determine the fair value of options follow:

	2013	2012	2011
Risk-free interest rate	.04% - 1.7%	.01% - 2.0%	.08% - 3.3%
Expected dividends	2.3%	1.9%	1.9%
Expected volatility	26.6% - 32.5%	34.1% - 41.9%	34.4% - 34.6%
Weighted-average volatility	32.4%	33.6%	34.4%
Expected term (in years)	7.3 - 7.9	6.8 - 7.8	6.8 - 7.8

Stock option activity at October 31, 2013 and changes during 2013 in millions of dollars and shares follow:

	Shares	Exercise Price*	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at beginning of year	17.4	$ 56.78		
Granted	2.5	86.36		
Exercised	(4.0)	42.88		
Expired or forfeited	(.2)	81.97		
Outstanding at end of year	15.7	64.82	5.99	$ 290.3
Exercisable at end of year	11.3	58.26	5.02	278.4

* Weighted-averages

The weighted-average grant-date fair values of options granted during 2013, 2012 and 2011 were $23.73, $22.51 and $25.61, respectively. The total intrinsic values of options exercised during 2013, 2012 and 2011 were $183 million, $88 million and $231 million, respectively. During 2013, 2012 and 2011, cash received from stock option exercises was $175 million, $61 million and $170 million with tax benefits of $68 million, $33 million and $85 million, respectively.

The company granted 254 thousand, 266 thousand and 222 thousand restricted stock units to employees and nonemployee directors in 2013, 2012 and 2011, of which 110 thousand, 122 thousand and 92 thousand are subject to service based only conditions, 72 thousand, 72 thousand and 65 thousand are subject to performance/service based conditions, 72 thousand, 72 thousand and 65 thousand are subject to market/service based conditions, respectively. The service based only units award one share of common stock for each unit at the end of the vesting period and include dividend equivalent payments.

The performance/service based units are subject to a performance metric based on the company's compound annual revenue growth rate, compared to a benchmark group of companies over the vesting period. The market/service based units are subject to a market related metric based on total shareholder return, compared to the same benchmark group of companies over the vesting period. The performance/service based units and the market/service based units both award common stock in a range of zero to 200 percent for each unit granted based on the level of the metric achieved and do not include dividend equivalent payments over the vesting period. The weighted-average fair values of the service based only units at the grant dates during 2013, 2012 and 2011 were $86.88, $75.27 and $81.90 per unit, respectively, based on the market price of a share of underlying common stock. The fair value of the performance/service based units at the grant date during 2013, 2012 and 2011 were $80.73, $70.14 and $76.17 per unit, respectively, based on the market price of a share of underlying common stock excluding dividends. The fair value of the market/service based units at the grant date during 2013, 2012 and 2011 were $106.75, $92.85 and $107.31 per unit, respectively, based on a lattice valuation model excluding dividends.

The company's nonvested restricted shares at October 31, 2013 and changes during 2013 in millions of shares follow:

	Shares	Grant-Date Fair Value*
Service based only		
Nonvested at beginning of year	.4	$ 66.55
Granted	.1	86.88
Vested	(.2)	57.15
Nonvested at end of year	.3	81.00
Performance/service and market/service based		
Nonvested at beginning of year	.3	$ 86.39
Granted	.1	93.74
Nonvested at end of year	.4	88.86

* Weighted-averages

During 2013, 2012 and 2011, the total share-based compensation expense was $81 million, $75 million and $69 million, respectively, with recognized income tax benefits of $30 million, $28 million and $26 million, respectively. At October 31, 2013, there was $41 million of total unrecognized compensation cost from share-based compensation arrangements granted under the plans, which is related to nonvested shares. This compensation is expected to be recognized over a weighted-average period of approximately two years. The total grant-date fair values of stock options and restricted shares vested during 2013, 2012 and 2011 were $68 million, $76 million and $72 million, respectively.

The company currently uses shares that have been repurchased through its stock repurchase programs to satisfy share option exercises. At October 31, 2013, the company had 163 million shares in treasury stock and 12 million shares remaining to be repurchased under its current publicly announced repurchase program (see Note 23).

25. OTHER COMPREHENSIVE INCOME ITEMS

The after-tax changes in accumulated other comprehensive income in millions of dollars follow:

	Retirement Benefits Adjustment	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Derivatives	Unrealized Gain (Loss) on Investments
October 31, 2010	$ (3,797)	$ 436	$ (30)	$ 11
Current period	(338)	18	21	1
October 31, 2011	(4,135)	454	(9)	12
Current period	(624)	(270)	(5)	5
October 31, 2012	(4,759)	184	(14)	17
Current period	1,950	(71)	11	(11)
October 31, 2013	$ (2,809)	$ 113	$ (3)	$ 6

Following are reclassifications and income tax effects included in other comprehensive income (loss) in millions of dollars:

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2011			
Retirement benefits adjustment:			
Net actuarial loss and prior service cost	$ (989)	$ 368	$ (621)
Reclassification of actuarial loss and prior service cost to net income	450	(167)	283
Net unrealized loss	(539)	201	(338)
Cumulative translation adjustment	14	4	18
Unrealized gain on derivatives:			
Hedging gain	31	(11)	20
Reclassification of realized loss to net income	1		1
Net unrealized gain	32	(11)	21
Unrealized holding gain and net unrealized gain on investments	2	(1)	1
Total other comprehensive income (loss)	$ (491)	$ 193	$ (298)
2012			
Retirement benefits adjustment:			
Net actuarial loss and prior service cost	$ (1,341)	$ 477	$ (864)
Reclassification of actuarial loss and prior service cost to net income	380	(140)	240
Net unrealized loss	(961)	337	(624)
Cumulative translation adjustment	(272)	2	(270)
Unrealized loss on derivatives:			
Hedging loss	(61)	21	(40)
Reclassification of realized loss to net income	54	(19)	35
Net unrealized loss	(7)	2	(5)
Unrealized holding gain and net unrealized gain on investments	7	(2)	5
Total other comprehensive income (loss)	$ (1,233)	$ 339	$ (894)
2013			
Retirement benefits adjustment:			
Net actuarial gain and prior service credit	$ 2,674	$ (978)	$ 1,696
Reclassification of actuarial loss and prior service cost to net income	412	(158)	254
Net unrealized gain	3,086	(1,136)	1,950
Cumulative translation adjustment	(74)	3	(71)
Unrealized gain on derivatives:			
Hedging gain	43	(14)	29
Reclassification of realized gain to net income	(27)	9	(18)
Net unrealized gain	16	(5)	11
Unrealized holding loss and net unrealized loss on investments	(17)	6	(11)
Total other comprehensive income (loss)	$ 3,011	$ (1,132)	$ 1,879

(continued)

The noncontrolling interests' comprehensive income was $.4 million in 2013, $6.6 million in 2012 and $7.9 million in 2011, which consisted of net income of $.3 million in 2013, $6.9 million in 2012 and $7.9 million in 2011 and cumulative translation adjustments of $.1 million in 2013, $(.3) million in 2012 and none in 2011.

26. FAIR VALUE MEASUREMENTS

The fair values of financial instruments that do not approximate the carrying values at October 31 in millions of dollars follow:

	2013		2012	
	Carrying Value	Fair Value*	Carrying Value	Fair Value*
Financing receivables – net	$25,633	$25,572	$ 22,159	$22,244
Financing receivables securitized – net	$ 4,153	$ 4,124	$ 3,618	$ 3,615
Short-term securitization borrowings	$ 4,109	$ 4,113	$ 3,575	$ 3,584
Long-term borrowings due within one year:				
Equipment operations	$ 821	$ 837	$ 195	$ 194
Financial services	4,408	4,441	4,790	4,871
Total	$ 5,229	$ 5,278	$ 4,985	$ 5,065
Long-term borrowings:				
Equipment operations	$ 4,871	$ 5,141	$ 5,445	$ 6,237
Financial services	16,707	16,887	17,008	17,438
Total	$21,578	$22,028	$22,453	$23,675

* Fair value measurements above were Level 3 for all financing receivables and Level 2 for all borrowings.

Fair values of the financing receivables that were issued long-term were based on the discounted values of their related cash flows at interest rates currently being offered by the company for similar financing receivables. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings and short-term securitization borrowings were based on current market quotes for identical or similar borrowings and credit risk, or on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings included adjustments related to fair value hedges.

Assets and liabilities measured at October 31 at fair value on a recurring basis in millions of dollars follow:

	2013*	2012*
Marketable securities		
Equity fund	$ 20	
U.S. government debt securities	1,312	$ 1,200
Municipal debt securities	36	38
Corporate debt securities	138	110
Mortgage-backed securities**	119	122
Total marketable securities	1,625	1,470
Other assets		
Derivatives:		
Interest rate contracts	347	609
Foreign exchange contracts	32	17
Cross-currency interest rate contracts	15	11
Total assets***	$ 2,019	$ 2,107
Accounts payable and accrued expenses		
Derivatives:		
Interest rate contracts	$ 120	$ 72
Foreign exchange contracts	42	18
Cross-currency interest rate contracts	17	59
Total liabilities	$ 179	$ 149

* All measurements above were Level 2 measurements except for Level 1 measurements of U.S. government debt securities of $1,247 million and $1,139 million at October 31, 2013 and 2012, respectively, and the equity fund of $20 million at October 31, 2013. There were no transfers between Level 1 and Level 2 during 2013, 2012 and 2011.

** Primarily issued by U.S. government sponsored enterprises.

*** Excluded from this table were cash equivalents, which were carried at cost that approximates fair value. The cash equivalents consist primarily of money market funds that were Level 1 measurements.

Fair value, nonrecurring, Level 3 measurements from impairments at October 31 in millions of dollars follow:

	Fair Value*		Losses*		
	2013	2012	2013	2012	2011
Property and equipment – net	$ 36		$ 48		
Goodwill				$ 33	
Other intangible assets – net			$ 9		

* See financing receivables with specific allowances in Note 12 that were not significant. See Note 5 for impairments.

Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the company uses various methods including market and income approaches. The company utilizes valuation models and techniques that maximize the use of observable inputs. The models are industry-standard models that consider various assumptions including time values and yield curves as well as other economic measures. These valuation techniques are consistently applied.

The following is a description of the valuation methodologies the company uses to measure certain financial instruments on the balance sheet and nonmonetary assets at fair value:

Marketable Securities – The portfolio of investments is primarily valued on a market approach (matrix pricing model) in which all significant inputs are observable or can be derived from or corroborated by observable market data such as interest rates, yield curves, volatilities, credit risk and prepayment speeds.

Derivatives – The company's derivative financial instruments consist of interest rate swaps and caps, foreign currency forwards and swaps and cross-currency interest rate swaps. The portfolio is valued based on an income approach (discounted cash flow) using market observable inputs, including swap curves and both forward and spot exchange rates for currencies.

Financing Receivables – Specific reserve impairments are based on the fair value of the collateral, which is measured using a market approach (appraisal values or realizable values). Inputs include a selection of realizable values (see Note 12).

Goodwill – The impairment is based on the implied fair value measured as the difference between the fair value of the reporting unit and the fair value of the unit's identifiable net assets. An estimate of the fair value of the reporting unit is determined by an income approach (discounted cash flows), which includes inputs such as interest rates.

Property and Equipment-Net – The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.

Other Intangible Assets-Net – The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on an income approach (discounted cash flows). The inputs include estimates of future cash flows.

27. DERIVATIVE INSTRUMENTS

Certain of the company's derivative agreements contain credit support provisions that require the company to post collateral based on reductions in credit ratings. The aggregate fair value of all derivatives with credit-risk-related contingent features that were in a liability position at October 31, 2013 and 2012 was $91 million and $32 million, respectively. The company, due to its credit rating and amounts of net liability position, has not posted any collateral. If the credit-risk-related contingent features were triggered, the company would be required to post full collateral for any liability position, prior to considering applicable netting provisions.

Derivative instruments are subject to significant concentrations of credit risk to the banking sector. The company manages individual counterparty exposure by setting limits that consider the credit rating of the counterparty and the size of other financial commitments and exposures between the company and the counterparty banks. All interest rate derivatives are transacted under International Swaps and Derivatives Association (ISDA) documentation. Some of these agreements include credit support provisions. Each master agreement permits the net settlement of amounts owed in the event of default. The maximum amount of loss that the company would incur if counterparties to derivative instruments fail to meet their obligations, not considering collateral received or netting arrangements, was $394 million and $637 million as of October 31, 2013 and 2012, respectively. The amount of collateral received at October 31, 2013 and 2012 to offset this potential maximum loss was $8 million and $102 million, respectively. The netting provisions of the agreements would reduce the maximum amount of loss the company would incur if the counterparties to derivative instruments fail to meet their obligations by an additional $120 million and $92 million as of October 31, 2013 and 2012, respectively. None of the concentrations of risk with any individual counterparty was considered significant at October 31, 2013 and 2012.

Cash Flow Hedges

Certain interest rate and cross-currency interest rate contracts (swaps) were designated as hedges of future cash flows from borrowings. The total notional amounts of the receive-variable/pay-fixed interest rate contracts at October 31, 2013 and 2012 were $3,100 million and $2,850 million, respectively. The total notional amounts of the cross-currency interest rate contracts were $816 million and $923 million at October 31, 2013 and 2012, respectively. The effective portions of the fair value gains or losses on these cash flow hedges were recorded in other comprehensive income (OCI) and subsequently reclassified into interest expense or other operating expenses (foreign exchange) in the same periods during which the hedged transactions affected earnings. These amounts offset the effects of interest rate or foreign currency exchange rate changes on the related borrowings. Any ineffective portions of the gains or losses on all cash flow interest rate contracts designated as cash flow hedges were recognized currently in interest expense or other operating expenses (foreign exchange) and were not material during any years presented. The cash flows from these contracts were recorded in operating activities in the statement of consolidated cash flows.

The amount of loss recorded in OCI at October 31, 2013 that is expected to be reclassified to interest expense or other operating expenses in the next twelve months if interest rates or exchange rates remain unchanged is approximately $4 million after-tax. These contracts mature in up to 59 months. There were no gains or losses reclassified from OCI to earnings based on the probability that the original forecasted transaction would not occur.

Fair Value Hedges

Certain interest rate contracts (swaps) were designated as fair value hedges of borrowings. The total notional amounts of the receive-fixed/pay-variable interest rate contracts at October 31, 2013 and 2012 were $7,380 million and $9,266 million, respectively. The effective portions of the fair value gains or losses on these contracts were offset by fair value gains or losses on the hedged items (fixed-rate borrowings). Any ineffective portions of the gains or losses were recognized currently in interest expense. The ineffective portions were none in 2013 and a loss of $2 million in 2012. The cash flows from these contracts were recorded in operating activities in the statement of consolidated cash flows.

The gains (losses) on these contracts and the underlying borrowings recorded in interest expense follow in millions of dollars:

	2013	2012
Interest rate contracts*	$ (244)	$ 180
Borrowings**	244	(182)

* Includes changes in fair values of interest rate contracts excluding net accrued interest income of $155 million during both 2013 and 2012.

** Includes adjustments for fair values of hedged borrowings excluding accrued interest expense of $261 million and $282 million during 2013 and 2012, respectively.

Derivatives Not Designated as Hedging Instruments

The company has certain interest rate contracts (swaps and caps), foreign exchange contracts (forwards and swaps) and cross-currency interest rate contracts (swaps), which were not formally designated as hedges. These derivatives were held as economic hedges for underlying interest rate or foreign currency exposures primarily for certain borrowings and purchases or sales of inventory. The total notional amounts of the interest rate swaps at October 31, 2013 and 2012 were $5,627 million and $4,400 million, the foreign exchange contracts were $3,800 million and $3,999 million and the cross-currency interest rate contracts were $85 million and $78 million, respectively. At October 31, 2013 and 2012, there were also $1,641 million and $1,445 million, respectively, of interest rate caps purchased and the same amounts sold at the same capped interest rate to facilitate borrowings through securitization of retail notes. The fair value gains or losses from the interest rate contracts were recognized currently in interest expense and the gains or losses from foreign exchange contracts in cost of sales or other operating expenses, generally offsetting over time the expenses on the exposures being hedged.
The cash flows from these non-designated contracts were recorded in operating activities in the statement of consolidated cash flows.

Fair values of derivative instruments in the consolidated balance sheet at October 31 in millions of dollars follow:

	2013	2012
Other Assets		
Designated as hedging instruments:		
Interest rate contracts	$ 295	$ 536
Cross-currency interest rate contracts	14	10
Total designated	309	546
Not designated as hedging instruments:		
Interest rate contracts	52	73
Foreign exchange contracts	32	17
Cross-currency interest rate contracts	1	1
Total not designated	85	91
Total derivatives	$ 394	$ 637
Accounts Payable and Accrued Expenses		
Designated as hedging instruments:		
Interest rate contracts	$ 71	$ 12
Cross-currency interest rate contracts	16	58
Total designated	87	70
Not designated as hedging instruments:		
Interest rate contracts	49	60
Foreign exchange contracts	42	18
Cross-currency interest rate contracts	1	1
Total not designated	92	79
Total derivatives	$ 179	$ 149

The classification and gains (losses) including accrued interest expense related to derivative instruments on the statement of consolidated income consisted of the following in millions of dollars:

	2013	2012	2011
Fair Value Hedges			
Interest rate contracts – Interest expense	$ (89)	$ 335	$ 188
Cash Flow Hedges			
Recognized in OCI (Effective Portion):			
Interest rate contracts – OCI (pretax)*	(15)	(28)	(5)
Foreign exchange contracts – OCI (pretax)*	58	(33)	36
Reclassified from OCI (Effective Portion):			
Interest rate contracts – Interest expense*	(22)	(16)	(20)
Foreign exchange contracts – Other expense*	49	(38)	19
Recognized Directly in Income (Ineffective Portion)	**	**	**
Not Designated as Hedges			
Interest rate contracts – Interest expense*	$ (6)	$ (13)	$ (1)
Foreign exchange contracts – Cost of sales	35	(12)	(51)
Foreign exchange contracts – Other expense*	20	7	(127)
Total not designated	$ 49	$ (18)	$ (179)

* Includes interest and foreign exchange gains (losses) from cross-currency interest rate contracts.

** The amounts are not significant.

28. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2013, 2012 AND 2011

The company's operations are presently organized and reported in three major business segments described as follows:

The agriculture and turf segment primarily manufactures and distributes a full line of agriculture and turf equipment and related service parts – including large, medium and utility tractors; loaders; combines, corn pickers, cotton and sugarcane harvesters and related front-end equipment and sugarcane loaders; tillage, seeding and application equipment, including sprayers, nutrient management and soil preparation machinery; hay and forage equipment, including self-propelled forage harvesters and attachments, balers and mowers; turf and utility equipment, including riding lawn equipment and walk-behind mowers, golf course equipment, utility vehicles, and commercial mowing equipment, along with a broad line of associated implements; integrated agricultural management systems technology and solutions; precision agricultural irrigation equipment and supplies; landscape and nursery products; and other outdoor power products.

The construction and forestry segment primarily manufactures and distributes a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

The financial services segment primarily finances sales and leases by John Deere dealers of new and used agriculture and turf equipment and construction and forestry equipment. In addition, the financial services segment provides wholesale financing to dealers of the foregoing equipment, finances retail revolving charge accounts and operating loans and offers crop risk mitigation products and extended equipment warranties.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges, which are generally based on market prices.

Information relating to operations by operating segment in millions of dollars follows. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2013, 2012 and 2011 were as follows: agriculture and turf net sales of $69 million, $84 million and $98 million, construction and forestry net sales of $2 million, $1 million and $3 million, and financial services revenues of $220 million, $219 million and $210 million, respectively.

OPERATING SEGMENTS	2013	2012	2011
Net sales and revenues			
Unaffiliated customers:			
Agriculture and turf net sales	$ 29,132	$ 27,123	$ 24,094
Construction and forestry net sales	5,866	6,378	5,372
Total net sales	34,998	33,501	29,466
Financial services revenues	2,349	2,235	2,163
Other revenues*	448	421	384
Total	$ 37,795	$ 36,157	$ 32,013

* Other revenues are primarily the equipment operations' revenues for finance and interest income, and other income as disclosed in Note 31, net of certain intercompany eliminations.

OPERATING SEGMENTS	2013	2012	2011
Operating profit			
Agriculture and turf	$ 4,680	$ 3,921	$ 3,447
Construction and forestry	378	476	392
Financial services*	870	712	725
Total operating profit	5,928	5,109	4,564
Interest income	55	43	47
Investment income	2	2	
Interest expense	(297)	(231)	(191)
Foreign exchange losses from equipment operations' financing activities	(8)	(11)	(11)
Corporate expenses – net	(197)	(181)	(177)
Income taxes	(1,946)	(1,659)	(1,424)
Total	(2,391)	(2,037)	(1,756)
Net income	3,537	3,072	2,808
Less: Net income attributable to noncontrolling interests		7	8
Net income attributable to Deere & Company	$ 3,537	$ 3,065	$ 2,800

* Operating profit of the financial services business segment includes the effect of its interest expense and foreign exchange gains or losses.

(continued)

OPERATING SEGMENTS	2013	2012	2011
Interest income*			
Agriculture and turf	$ 24	$ 29	$ 23
Construction and forestry	2	2	3
Financial services	1,668	1,610	1,581
Corporate	55	43	47
Intercompany	(247)	(248)	(231)
Total	$ 1,502	$ 1,436	$ 1,423

* Does not include finance rental income for equipment on operating leases.

OPERATING SEGMENTS	2013	2012	2011
Interest expense			
Agriculture and turf	$ 167	$ 168	$ 152
Construction and forestry	36	36	26
Financial services	488	596	621
Corporate	297	231	191
Intercompany	(247)	(248)	(231)
Total	$ 741	$ 783	$ 759
Depreciation* and amortization expense			
Agriculture and turf	$ 627	$ 550	$ 505
Construction and forestry	106	93	82
Financial services	407	361	328
Total	$ 1,140	$ 1,004	$ 915

* Includes depreciation for equipment on operating leases.

OPERATING SEGMENTS	2013	2012	2011
Equity in income (loss) of unconsolidated affiliates			
Agriculture and turf	$ (1)	$ (2)	$ 5
Construction and forestry		(2)	3
Financial services	1	1	1
Total		$ (3)	$ 9
Identifiable operating assets			
Agriculture and turf	$ 10,799	$ 10,429	$ 9,178
Construction and forestry	3,461	3,365	2,915
Financial services	38,646	34,495	29,795
Corporate*	6,615	7,977	6,319
Total	$ 59,521	$ 56,266	$ 48,207

* Corporate assets are primarily the equipment operations' retirement benefits, deferred income tax assets, marketable securities and cash and cash equivalents as disclosed in Note 31, net of certain intercompany eliminations.

OPERATING SEGMENTS	2013	2012	2011
Capital additions			
Agriculture and turf	$ 981	$ 1,145	$ 909
Construction and forestry	174	228	148
Financial services	3	3	2
Total	$ 1,158	$ 1,376	$ 1,059
Investments in unconsolidated affiliates			
Agriculture and turf	$ 24	$ 32	$ 35
Construction and forestry	187	174	159
Financial services	10	9	8
Total	$ 221	$ 215	$ 202

The company views and has historically disclosed its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada, shown below in millions of dollars. No individual foreign country's net sales and revenues were material for disclosure purposes.

GEOGRAPHIC AREAS	2013	2012	2011
Net sales and revenues			
Unaffiliated customers:			
U.S. and Canada:			
Equipment operations			
net sales (87%)*	$21,821	$ 20,807	$ 17,357
Financial services revenues (77%)*	2,031	1,930	1,857
Total	23,852	22,737	19,214
Outside U.S. and Canada:			
Equipment operations net sales	13,177	12,694	12,109
Financial services revenues	318	305	306
Total	13,495	12,999	12,415
Other revenues	448	421	384
Total	$37,795	$ 36,157	$ 32,013

* The percentages indicate the approximate proportion of each amount that relates to the U.S. only and are based upon a three-year average for 2013, 2012 and 2011.

	2013	2012	2011
Operating profit			
U.S. and Canada:			
Equipment operations	$ 4,062	$ 3,836	$ 2,898
Financial services	706	566	593
Total	4,768	4,402	3,491
Outside U.S. and Canada:			
Equipment operations	996	561	941
Financial services	164	146	132
Total	1,160	707	1,073
Total	$ 5,928	$ 5,109	$ 4,564
Property and equipment			
U.S.	$ 2,997	$ 2,742	$ 2,329
Germany	647	568	572
Other countries	1,823	1,702	1,451
Total	$ 5,467	$ 5,012	$ 4,352

29. SUPPLEMENTAL INFORMATION (UNAUDITED)

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013 Market price				
High	$ 93.47	$ 95.05	$ 93.77	$ 85.10
Low	$ 82.83	$ 82.56	$ 80.90	$ 80.99
2012 Market price				
High	$ 87.99	$ 89.05	$ 83.43	$ 86.86
Low	$ 71.92	$ 76.51	$ 70.59	$ 73.81

At October 31, 2013, there were 24,850 holders of record of the company's $1 par value common stock.

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. The company's fiscal year ends in October and its interim periods (quarters) end in January, April and July. Such information is shown in millions of dollars except for per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013*				
Net sales and revenues	$ 7,421	$10,913	$10,010	$ 9,451
Net sales	6,793	10,265	9,316	8,624
Gross profit	1,778	2,783	2,478	2,292
Income before income taxes	946	1,744	1,549	1,244
Net income attributable to Deere & Company	650	1,084	996	807
Per share data:				
Basic	1.67	2.79	2.58	2.13
Diluted	1.65	2.76	2.56	2.11
Dividends declared	.46	.51	.51	.51
Dividends paid	.46	.46	.51	.51
2012*				
Net sales and revenues	$ 6,766	$10,009	$ 9,590	$ 9,792
Net sales	6,119	9,405	8,930	9,047
Gross profit	1,543	2,570	2,174	2,206
Income before income taxes	800	1,597	1,215	1,122
Net income attributable to Deere & Company	533	1,056	788	688
Per share data:				
Basic	1.32	2.64	2.00	1.76
Diluted	1.30	2.61	1.98	1.75
Dividends declared	.41	.46	.46	.46
Dividends paid	.41	.41	.46	.46

Net income per share for each quarter must be computed independently. As a result, their sum may not equal the total net income per share for the year.

* See Note 5 for "Special Items."

30. SUBSEQUENT EVENTS

A quarterly dividend of $.51 per share was declared at the Board of Directors meeting on December 4, 2013, payable on February 3, 2014 to stockholders of record on December 31, 2013. The Board of Directors also authorized the repurchase of up to $8,000 million of additional common stock. This repurchase program will supplement the existing $5,000 million share repurchase program, which had $957 million remaining at October 31, 2013. Repurchase of the company's common stock will be made at the company's discretion in the open market.

In December 2013, the company's financial services operations issued medium-term notes with $500 million due in December 2015 and $750 million due in December 2018.

31. SUPPLEMENTAL CONSOLIDATING DATA

INCOME STATEMENT
For the Years Ended October 31, 2013, 2012 and 2011
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Net Sales and Revenues						
Net sales	$ 34,997.9	$ 33,500.9	$ 29,466.1			
Finance and interest income	80.8	74.0	73.3	$ 2,280.5	$ 2,155.7	$ 2,080.8
Other income	549.1	493.2	455.5	288.4	298.8	292.5
Total	35,627.8	34,068.1	29,994.9	2,568.9	2,454.5	2,373.3
Costs and Expenses						
Cost of sales	25,668.8	25,009.2	21,920.7			
Research and development expenses	1,477.3	1,433.6	1,226.2			
Selling, administrative and general expenses	3,143.9	2,988.8	2,786.6	473.2	439.3	394.4
Interest expense	297.1	231.1	191.4	487.6	596.4	621.0
Interest compensation to Financial Services	202.7	203.6	178.5			
Other operating expenses	223.7	178.1	192.5	739.0	708.1	634.2
Total	31,013.5	30,044.4	26,495.9	1,699.8	1,743.8	1,649.6
Income of Consolidated Group before Income Taxes	4,614.3	4,023.7	3,499.0	869.1	710.7	723.7
Provision for income taxes	1,640.7	1,407.6	1,169.6	305.2	251.8	253.9
Income of Consolidated Group	2,973.6	2,616.1	2,329.4	563.9	458.9	469.8
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates						
Financial Services	565.0	460.3	471.0	1.1	1.4	1.2
Other	(1.0)	(4.8)	7.4			
Total	564.0	455.5	478.4	1.1	1.4	1.2
Net Income	3,537.6	3,071.6	2,807.8	565.0	460.3	471.0
Less: Net income attributable to noncontrolling interests	.3	6.9	7.9			
Net Income Attributable to Deere & Company	$ 3,537.3	$ 3,064.7	$ 2,799.9	$ 565.0	$ 460.3	$ 471.0

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect the results of the agriculture and turf operations and construction and forestry operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

31. SUPPLEMENTAL CONSOLIDATING DATA (continued)

BALANCE SHEET
As of October 31, 2013 and 2012
(In millions of dollars except per share amounts)

	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	2013	2012	2013	2012
ASSETS				
Cash and cash equivalents	$ 3,023.3	$ 3,907.9	$ 480.8	$ 744.3
Marketable securities	1,207.2	1,101.5	417.6	368.9
Receivables from unconsolidated subsidiaries and affiliates	3,502.0	1,579.0		
Trade accounts and notes receivable - net	1,061.8	1,279.7	3,555.9	3,333.3
Financing receivables - net	16.5	11.5	25,616.2	22,147.5
Financing receivables securitized - net			4,153.1	3,617.6
Other receivables	983.1	1,092.4	486.6	703.6
Equipment on operating leases - net			3,152.2	2,527.8
Inventories	4,934.7	5,170.0		
Property and equipment - net	5,408.5	4,950.5	58.4	61.4
Investments in unconsolidated subsidiaries and affiliates	4,569.0	4,102.4	10.2	8.7
Goodwill	844.8	921.2		
Other intangible assets - net	73.1	101.0	4.0	4.0
Retirement benefits	517.7	14.9	37.5	44.6
Deferred income taxes	2,575.4	3,497.3	51.3	50.3
Other assets	654.3	582.9	622.2	883.5
Assets held for sale	505.0			
Total Assets	$ 29,876.4	$ 28,312.2	$ 38,646.0	$ 34,495.5
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Short-term borrowings	$ 1,080.4	$ 424.8	$ 7,708.5	$ 5,967.7
Short-term securitization borrowings			4,109.1	3,574.8
Payables to unconsolidated subsidiaries and affiliates	106.9	135.2	3,470.8	1,519.3
Accounts payable and accrued expenses	7,990.9	7,679.0	1,849.8	2,129.9
Deferred income taxes	92.4	93.3	369.1	338.3
Long-term borrowings	4,870.9	5,444.9	16,706.8	17,008.2
Retirement benefits and other liabilities	5,346.8	7,673.0	74.1	61.2
Liabilities held for sale	120.4			
Total liabilities	19,608.7	21,450.2	34,288.2	30,599.4
Commitments and contingencies (Note 22)				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value (authorized – 1,200,000,000 shares; issued – 536,431,204 shares in 2013 and 2012), at paid-in amount	3,524.2	3,352.2	1,956.3	1,834.7
Common stock in treasury, 162,628,440 shares in 2013 and 148,625,875 shares in 2012, at cost	(10,210.9)	(8,813.8)		
Retained earnings	19,645.6	16,875.2	2,337.3	1,958.3
Accumulated other comprehensive income (loss)	(2,693.1)	(4,571.5)	64.2	103.1
Total Deere & Company stockholders' equity	10,265.8	6,842.1	4,357.8	3,896.1
Noncontrolling interests	1.9	19.9		
Total stockholders' equity	10,267.7	6,862.0	4,357.8	3,896.1
Total Liabilities and Stockholders' Equity	$ 29,876.4	$ 28,312.2	$ 38,646.0	$ 34,495.5

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

31. SUPPLEMENTAL CONSOLIDATING DATA (continued)

STATEMENT OF CASH FLOWS
For the Years Ended October 31, 2013, 2012 and 2011
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2013	2012	2011	2013	2012	2011
Cash Flows from Operating Activities						
Net income	$ 3,537.6	$ 3,071.6	$ 2,807.8	$ 565.0	$ 460.3	$ 471.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision (credit) for credit losses	10.8	6.0	4.5	9.7	(.9)	9.0
Provision for depreciation and amortization	733.0	643.1	587.0	492.2	439.2	401.5
Impairment charges	102.0	33.4				
Undistributed earnings of unconsolidated subsidiaries and affiliates	(369.0)	(413.7)	(118.8)	(.9)	(1.3)	(1.0)
Provision (credit) for deferred income taxes	(204.6)	(115.7)	(278.3)	32.0	23.9	110.2
Changes in assets and liabilities:						
Trade receivables	26.1	(255.0)	(109.5)			
Insurance receivables				263.4	(338.5)	(300.1)
Inventories	(69.6)	(947.6)	(1,281.8)			
Accounts payable and accrued expenses	470.5	887.0	1,027.0	(207.9)	382.1	351.3
Accrued income taxes payable/receivable	84.2	(102.7)	45.3	(3.8)	30.4	(44.1)
Retirement benefits	241.6	71.2	483.2	20.4	(7.9)	12.1
Other	106.0	70.5	(168.0)	73.5	(109.9)	55.1
Net cash provided by operating activities	4,668.6	2,948.1	2,998.4	1,243.6	877.4	1,065.0
Cash Flows from Investing Activities						
Collections of receivables (excluding trade and wholesale)				15,440.0	14,320.7	13,333.1
Proceeds from maturities and sales of marketable securities	800.1	200.1	.3	43.8	40.2	32.2
Proceeds from sales of equipment on operating leases				936.7	799.5	683.4
Proceeds from sales of businesses, net of cash sold	22.0	30.2	911.1			
Cost of receivables acquired (excluding trade and wholesale)				(18,792.7)	(16,730.2)	(15,365.9)
Purchases of marketable securities	(911.1)	(802.2)	(503.1)	(115.2)	(120.0)	(83.8)
Purchases of property and equipment	(1,155.2)	(1,316.2)	(1,054.3)	(3.2)	(3.1)	(2.4)
Cost of equipment on operating leases acquired				(2,107.2)	(1,562.0)	(1,230.5)
Increase in investment in Financial Services	(121.6)	(264.1)	(69.0)			
Acquisitions of businesses, net of cash acquired	(83.5)		(60.8)			
Increase in trade and wholesale receivables				(1,152.7)	(1,518.5)	(561.8)
Other	(120.0)	(95.6)	(79.5)	(94.5)	138.8	(35.7)
Net cash used for investing activities	(1,569.3)	(2,247.8)	(855.3)	(5,845.0)	(4,634.6)	(3,231.4)
Cash Flows from Financing Activities						
Increase (decrease) in total short-term borrowings	36.0	(36.4)	230.8	2,713.5	931.3	(456.9)
Change in intercompany receivables/payables	(2,007.2)	45.5	(552.6)	2,007.2	(45.5)	552.6
Proceeds from long-term borrowings	282.9	2,521.5	69.0	4,451.1	8,120.5	5,586.0
Payments of long-term borrowings	(191.0)	(220.1)	(11.5)	(4,767.4)	(5,175.9)	(3,209.3)
Proceeds from issuance of common stock	174.5	61.0	170.0			
Repurchases of common stock	(1,531.4)	(1,587.7)	(1,667.0)			
Capital investment from Equipment Operations				121.6	264.1	69.0
Dividends paid	(752.9)	(697.9)	(593.1)	(186.0)	(43.5)	(340.1)
Excess tax benefits from share-based compensation	50.7	30.1	70.1			
Other	(40.1)	(32.7)	(17.3)	(19.2)	(33.6)	(31.2)
Net cash provided by (used for) financing activities	(3,978.5)	83.3	(2,301.6)	4,320.8	4,017.4	2,170.1
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5.4)	(63.2)	(2.3)	17.1	24.4	13.7
Net Increase (Decrease) in Cash and Cash Equivalents	(884.6)	720.4	(160.8)	(263.5)	284.6	17.4
Cash and Cash Equivalents at Beginning of Year	3,907.9	3,187.5	3,348.3	744.3	459.7	442.3
Cash and Cash Equivalents at End of Year	$ 3,023.3	$ 3,907.9	$ 3,187.5	$ 480.8	$ 744.3	$ 459.7

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" reflect the basis of consolidation described in Note 1 to the consolidated financial statements. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

Deere & Company

SELECTED FINANCIAL DATA
(Dollars in millions except per share amounts)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Net sales and revenues	$37,795	$36,157	$32,013	$26,005	$23,112	$28,438	$24,082	$22,148	$21,191	$19,204
Net sales	34,998	33,501	29,466	23,573	20,756	25,803	21,489	19,884	19,401	17,673
Finance and interest income	2,115	1,981	1,923	1,825	1,842	2,068	2,055	1,777	1,440	1,196
Research and development expenses	1,477	1,434	1,226	1,052	977	943	817	726	677	612
Selling, administrative and general expenses	3,606	3,417	3,169	2,969	2,781	2,960	2,621	2,324	2,086	1,984
Interest expense	741	783	759	811	1,042	1,137	1,151	1,018	761	592
Income from continuing operations*	3,537	3,065	2,800	1,865	873	2,053	1,822	1,453	1,414	1,398
Net income*	3,537	3,065	2,800	1,865	873	2,053	1,822	1,694	1,447	1,406
Return on net sales	10.1%	9.1%	9.5%	7.9%	4.2%	8.0%	8.5%	8.5%	7.5%	8.0%
Return on beginning Deere & Company stockholders' equity	51.7%	45.1%	44.5%	38.7%	13.4%	28.7%	24.3%	24.7%	22.6%	35.1%
Comprehensive income (loss)*	5,416	2,171	2,502	2,079	(1,333)	1,303	2,201	1,795	1,463	2,531
Income per share from continuing operations – basic*	$ 9.18	$ 7.72	$ 6.71	$ 4.40	$ 2.07	$ 4.76	$ 4.05	$ 3.11	$ 2.90	$ 2.82
– diluted*	9.09	7.63	6.63	4.35	2.06	4.70	4.00	3.08	2.87	2.76
Net income per share – basic*	9.18	7.72	6.71	4.40	2.07	4.76	4.05	3.63	2.97	2.84
– diluted*	9.09	7.63	6.63	4.35	2.06	4.70	4.00	3.59	2.94	2.78
Dividends declared per share	1.99	1.79	1.52	1.16	1.12	1.06	.91	.78	.60½	.53
Dividends paid per share	1.94	1.74	1.41	1.14	1.12	1.03	.85½	.74	.59	.50
Average number of common shares outstanding (in millions) – basic	385.3	397.1	417.4	424.0	422.8	431.1	449.3	466.8	486.6	494.5
– diluted	389.2	401.5	422.4	428.6	424.4	436.3	455.0	471.6	492.9	506.2
Total assets	$59,521	$56,266	$48,207	$43,267	$ 41,133	$38,735	$38,576	$34,720	$33,637	$28,754
Trade accounts and notes receivable – net	3,758	3,799	3,295	3,464	2,617	3,235	3,055	3,038	3,118	3,207
Financing receivables – net	25,633	22,159	19,924	17,682	15,255	16,017	15,631	14,004	12,869	11,233
Financing receivables securitized – net	4,153	3,618	2,905	2,238	3,108	1,645	2,289	2,371	1,458	
Equipment on operating leases – net	3,152	2,528	2,150	1,936	1,733	1,639	1,705	1,494	1,336	1,297
Inventories	4,935	5,170	4,371	3,063	2,397	3,042	2,337	1,957	2,135	1,999
Property and equipment – net	5,467	5,012	4,352	3,791	4,532	4,128	3,534	2,764	2,343	2,138
Short-term borrowings:										
Equipment operations	1,080	425	528	85	490	218	130	282	678	312
Financial services	7,709	5,968	6,324	5,241	3,537	6,621	7,495	5,436	4,732	3,146
Total	8,789	6,393	6,852	5,326	4,027	6,839	7,625	5,718	5,410	3,458
Short-term securitization borrowings: Financial services	4,109	3,575	2,777	2,209	3,132	1,682	2,344	2,403	1,474	
Long-term borrowings:										
Equipment operations	4,871	5,445	3,167	3,329	3,073	1,992	1,973	1,969	2,423	2,728
Financial services	16,707	17,008	13,793	13,486	14,319	11,907	9,825	9,615	9,316	8,362
Total	21,578	22,453	16,960	16,815	17,392	13,899	11,798	11,584	11,739	11,090
Total Deere & Company stockholders' equity	10,266	6,842	6,800	6,290	4,819	6,533	7,156	7,491	6,852	6,393
Book value per share*	$ 27.46	$ 17.64	$ 16.75	$ 14.90	$ 11.39	$ 15.47	$ 16.28	$ 16.48	$ 14.46	$ 12.95
Capital expenditures	$ 1,132	$ 1,360	$ 1,050	$ 795	$ 767	$ 1,117	$ 1,025	$ 774	$ 512	$ 364
Number of employees (at year end)	67,044	66,859	61,278	55,650	51,262	56,653	52,022	46,549	47,423	46,465

* Attributable to Deere & Company.

STOCKHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of company stockholders will be held at 10 a.m. CT on February 26, 2014, at Deere & Company World Headquarters, One John Deere Place, Moline, Illinois.

TRANSFER AGENT & REGISTRAR
Send all correspondence, including address changes and certificates for transfer, as well as inquiries concerning lost, stolen, or destroyed stock certificates or dividend checks, to:

Deere & Company
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170

Phone toll-free: 1-800-268-7369
From outside the U.S., call: (201) 680-6678
TDD: 1-800-231-5469
Email: shareholder@computershare.com
www.computershare.com/investor

DIVIDEND REINVESTMENT & DIRECT PURCHASE PLAN
Investors may purchase initial Deere & Company shares and automatically reinvest dividends through the Computershare BuyDIRECT Plan. Optional monthly cash investments may be made automatically through electronic debits.

For inquiries about existing reinvestment accounts, call the toll-free number above, or write to:

Deere & Company
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170

STOCKHOLDER RELATIONS
Deere & Company welcomes your comments:

Deere & Company
Stockholder Relations Department
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4539 Fax: (309) 765-4663
www.JohnDeere.com/Investors

INVESTOR RELATIONS
Securities analysts, portfolio managers and representatives of financial institutions may contact:

Tony Huegel
Director, Investor Relations
Deere & Company
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4491
www.JohnDeere.com/Investors

STOCK EXCHANGES
Deere & Company common stock is listed on the New York Stock Exchange under the ticker symbol DE.

FORM 10-K
The annual report on Form 10-K filed with the Securities and Exchange Commission is available online, or upon written request to Deere & Company Stockholder Relations.

AUDITORS
Deloitte & Touche LLP
Chicago, Illinois


PRINTED WITH
SOY INK

Unless otherwise indicated, all capitalized names of products and services are trademarks or service marks of Deere & Company.

LEADERSHIP TEAM

Positions as of December 31, 2013

SAMUEL R. ALLEN (38)
Chairman and Chief Executive Officer

JEAN H. GILLES (33)
Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology & Engineering, and Global Supply Management & Logistics

MAX A. GUINN (33)
Senior Vice President, Human Resources, Communications, Public Affairs, and Labor Relations

MARY K.W. JONES (16)
Senior Vice President and General Counsel

RAJESH KALATHUR (16)
Senior Vice President and Chief Financial Officer

KIMBERLY K. BEARDSLEY (23)
Vice President, Worldwide Parts Services

JAMES H. BECHT (34)
Vice President and Deputy General Counsel, International

FRANCES B. EMERSON (8)
Vice President, Corporate Communications & Global Brand Management

TIMOTHY V. HAIGHT (14)
Vice President and Deputy General Counsel
Chief Counsel, Financial Services Division

MICHAEL A. HARRING (29)
Vice President and Deputy General Counsel, North America

KLAUS G. HOEHN (21)
Vice President, Advanced Technology & Engineering

MARC A. HOWZE (12)
Vice President, Global Human Resources

THOMAS K. JARRETT (25)
Vice President, Taxes

JENNY R. KIMBALL (21)
Vice President and Treasurer

THOMAS E. KNOLL (33)
Vice President, Global Supply Management & Logistics

DAVID C. LARSON (34)
Vice President, Corporate Strategy & Business Development

BRADLEY D. MORRIS (36)
Vice President, Labor Relations

LUANN K. RICKERT (34)
Vice President, Internal Audit

LAURIE S. SIMPSON (33)
Vice President and Chief Compliance Officer

THOMAS C. SPITZFADEN (34)
Vice President, Pension Fund & Investments

CHARLES R. STAMP, JR. (14)
Vice President, Public Affairs Worldwide

JAMES E. TEMPERLEY (37)
Vice President and Comptroller

PATRICK W. WEBBER (36)
Vice President, Information Technology

GREGORY R. NOE (20)
Corporate Secretary and Associate General Counsel

WORLDWIDE AGRICULTURE & TURF DIVISION

JAMES M. FIELD (19)
President, Americas, Australia, and Global Harvesting and Turf Platforms

JOHN C. MAY (16)
President, Agricultural Solutions and Chief Information Officer

MARKWART VON PENTZ (23)
President, Europe, Asia, Africa, and Global Tractor Platform

BERNHARD E. HAAS (27)
Senior Vice President, Global Platform - Tractor

JOHN D. LAGEMANN (31)
Senior Vice President, Sales & Marketing, Americas and Australia

CORY J. REED (15)
Senior Vice President, Intelligent Solutions

RANDAL A. SERGESKETTER (33)
Senior Vice President, Global Platform - Crop Harvesting

WORLDWIDE CONSTRUCTION & FORESTRY DIVISION

MICHAEL J. MACK, JR. (27)
President

BRIAN J. RAUCH (19)
Senior Vice President, Engineering, Manufacturing, and Supply Management

DOMENIC G. RUCCOLO (23)
Senior Vice President, Sales & Marketing

WORLDWIDE FINANCIAL SERVICES DIVISION

JAMES A. ISRAEL (34)
President

BRET C. THOMAS (effective September 16, 2013)
Executive Vice President, Global Operations

PATRICK E. MACK (36)
Senior Vice President, International Finance

DAVID C. GILMORE (23)
Senior Vice President, Sales & Marketing, U.S. and Canada

LAWRENCE W. SIDWELL (14)
Senior Vice President, Credit & Operations, U.S. and Canada

Figures in parentheses represent complete years of company service through 12/31/13.

BOARD OF DIRECTORS

From left: Vance D. Coffman, Gregory R. Page, Thomas H. Patrick, Sherry M. Smith, Richard B. Myers, Dipak C. Jain, Samuel R. Allen, Charles O. Holliday, Jr., Crandall C. Bowles, Joachim Milberg, Clayton M. Jones, and Aulana L. Peters, shown with a 644K Hybrid Wheel Loader at company's Davenport, Iowa, factory.


Hybrid
DEERE
644K

SAMUEL R. ALLEN (4)
Chairman and Chief Executive Officer,
Deere & Company

CRANDALL C. BOWLES (17)
Chairman, The Springs Company
asset management company

VANCE D. COFFMAN (9)
Retired Chairman, Lockheed Martin Corporation
aerospace, defense and information technology

CHARLES O. HOLLIDAY, JR. (6)
Chairman, National Academy of Engineering
nonprofit engineering institution

DIPAK C. JAIN (11)
Chaired Professor of Marketing, INSEAD
international graduate business school

CLAYTON M. JONES (6)
Chairman,
Rockwell Collins, Inc.
aviation electronics and communications

JOACHIM MILBERG (10)
Chairman, Supervisory Board,
Bayerische Motoren Werke (BMW) AG
motor vehicles

RICHARD B. MYERS (7)
Retired Chairman, Joint Chiefs of Staff
Retired General, United States Air Force
principal military advisor to the President, the Secretary of Defense, and the National Security Council

GREGORY R. PAGE (effective June 1, 2013)
Executive Chairman, Cargill, Inc.
agricultural, food, financial, and industrial products and services

THOMAS H. PATRICK (13)
Chairman, New Vernon Capital, LLC
private equity fund

AULANA L. PETERS (11)
Retired Partner,
Gibson, Dunn & Crutcher LLP
law firm

SHERRY M. SMITH (2)
Former Executive Vice President and
Chief Financial Officer, Supervalu Inc.
retail and wholesale grocery and retail general merchandise products

Figures in parentheses represent complete years of board service through 12/31/13 and positions as of that date.


Deere & Company
One John Deere Place
Moline, Illinois 61265
(309) 765-8000
www.JohnDeere.com